Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, Alberta
T2J 7E8

2.	Date of Material Change:

December 2, 2007

3.	Press Release:

Agrium issued a news release on December 3, 2007 (through Marketwire) at Calgary, Alberta which release disclosed the nature and substance of the material change.

4.	Summary of Material Change:

On December 2, 2007, we entered into an agreement and plan of merger (the “UAP Merger Agreement”) among us, Utah Acquisition Co. (“Merger Sub”), our indirect wholly-owned subsidiary, and UAP Holding Corp. (“UAP”) pursuant to which a direct or indirect wholly-owned subsidiary of ours will commence a tender offer (the “Tender Offer”) by no later than December 10, 2007 to purchase all of the outstanding shares of common stock of UAP (the “UAP Shares”) on the basis of U.S.$39.00 in cash for each UAP Share (the “Offer Price”).

We estimate that the aggregate cash consideration payable by us in connection with the UAP Acquisition (as defined herein) will be approximately U.S.$2.15 billion, plus the amount of UAP indebtedness to be assumed by us or refinanced. UAP has represented in the UAP Merger Agreement that its indebtedness as at December 2, 2007 (excluding trade payables) was approximately U.S.$838 million. Under the UAP Merger Agreement, prior to completion of the Merger (as defined herein), UAP is not permitted to incur or assume any indebtedness except for: (i) short-term borrowings in the ordinary course of business; and (ii) draw downs under UAP’s existing credit facilities made in the ordinary course of business so long as the aggregate amount drawn under all such credit facilities at any time shall not be in excess of U.S.$600 million.

All outstanding UAP options, restricted stock units and equity awards will be accelerated and vest upon, and be cashed out following, our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer. As soon as possible following such acceptance for payment and payment, Merger Sub will consummate a merger with UAP (the “Merger”) pursuant to which Merger Sub will merge with and into UAP, and UAP will continue as the surviving corporation, and each outstanding UAP Share not owned by us directly or indirectly will be converted into the right to receive the Offer Price (the acquisition of UAP Shares pursuant to the Tender Offer and the subsequent Merger are herein collectively referred to as the “UAP Acquisition”).

Our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer is subject to: (i) the requirement that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares pursuant to the Tender Offer; (ii) the condition that all waiting periods applicable to the UAP Acquisition under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated; (iii) the condition that all approvals under the Competition Act (Canada) (the “Competition Act”) shall have been obtained; and (iv) the satisfaction or waiver of other customary closing conditions for a transaction of this nature. We anticipate that the Tender Offer will be completed shortly after satisfaction or waiver of all such conditions, provided that this occurs within nine months of the date of the UAP Merger Agreement.

On December 2, 2007, we also entered into a commitment letter (the “Commitment Letter”) with a Canadian chartered bank pursuant to which the bank agreed, on its own behalf and in its capacity as administrative agent, to provide us with new committed senior, unsecured credit facilities for the purpose of partially financing the UAP Acquisition, paying related fees and expenses related to the UAP Acquisition and refinancing existing debt of UAP and its subsidiaries. These new facilities are comprised of: (i) a nine month bridge credit facility in an aggregate principal amount of up to U.S.$1.25 billion; (ii) an 18 month bridge credit facility in an aggregate principal amount of up to U.S.$900 million; and (iii) a five year term credit facility totalling U.S.$460 million. See “Acquisition Credit Facilities”.

In addition, we intend to amend certain financial covenants in our existing credit agreement relating to our senior, unsecured credit facilities in the aggregate principal amount of up to U.S.$600 million (the “Existing Credit Facilities”), subject to obtaining the necessary consents and amendments thereunder, to permit us to borrow additional amounts under the Acquisition Credit Facilities (as defined herein). Pursuant to the Commitment Letter, the bank has agreed to provide us with new committed senior, unsecured credit facilities (the “Backstop Credit Facilities”) to replace our Existing Credit Facilities in the event that the necessary consents and amendments are not received and the Existing Credit Facilities are not amended. The Backstop Credit Facilities will terminate and may be cancelled by us in certain circumstances including in the event that the Existing Credit Facilities are amended.

In the event that the Existing Credit Facilities are amended, we also anticipate borrowing up to U.S.$300 million under our Existing Credit Facilities for the purpose of partially financing the UAP Acquisition. We may also fund a portion of the purchase price of the UAP Acquisition through the offer and sale of securities pursuant to our base shelf prospectus dated August 22, 2007, as amended by Amendment No. 1 dated December 3, 2007.

5.	Full Description of Material Change:

Unless the context otherwise requires, all references in this material change report to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries and any partnership of which Agrium Inc. and its subsidiaries are the partners.

The information contained in this material change report concerning the business and operations of UAP has been derived from information provided by UAP and the public disclosure filings of UAP with the United States Securities and Exchange Commission (“SEC”). Information has also been derived from the audited consolidated financial statements of UAP and its subsidiaries (the “UAP Group”), as at February 25, 2007 and February 26, 2006 and for each of the years ended February 25, 2007 and February 26, 2006 prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Further information has been derived from the unaudited interim consolidated financial statements of the UAP Group as at August 26, 2007 and for the 26-week period ended August 26, 2007, and the 26-week period ended August 27, 2006, prepared in accordance with U.S. GAAP. See Schedule “A” to this material change report.

Proposed UAP Acquisition

On December 2, 2007, we entered into the UAP Merger Agreement pursuant to which a direct or indirect wholly-owned subsidiary of ours will commence the Tender Offer by no later than December 10, 2007 to purchase all of the outstanding UAP Shares for the Offer Price.

We estimate that the aggregate cash consideration payable by us in connection with the UAP Acquisition will be approximately U.S.$2.15 billion, plus the amount of UAP indebtedness to be assumed by us or refinanced. UAP has represented in the UAP Merger Agreement that its indebtedness as at December 2, 2007 (excluding trade payables) was approximately U.S.$838 million. Under the UAP Merger Agreement, prior to completion of the Merger, UAP is not permitted to incur or assume any indebtedness except for: (i) short-term borrowings in the ordinary course of business; and (ii) draw downs under UAP’s existing credit facilities made in the ordinary course of business so long as the aggregate amount drawn under all such credit facilities at any time shall not be in excess of U.S.$600 million.

All outstanding UAP options, restricted stock units and equity awards will be accelerated and vest upon, and be cashed out following, our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer. As soon as possible following such acceptance for payment and payment, Merger Sub will consummate the Merger and UAP will continue as the surviving corporation, and each outstanding UAP Share not owned by us directly or indirectly will be converted into the right to receive the Offer Price.

Our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer is subject to: (i) the requirement that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares pursuant to the Tender Offer; (ii) the condition that all waiting periods applicable to the UAP Acquisition under the HSR Act shall have expired or been terminated; (iii) the condition that all approvals under the Competition Act shall have been obtained; and (iv) the satisfaction or waiver of other customary closing conditions for a transaction of this nature. We anticipate that the Tender Offer will be completed shortly after satisfaction or waiver of all such conditions, provided that this occurs within nine months of the date of the UAP Merger Agreement.

Business of UAP

Overview

UAP is the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products, including chemicals, fertilizer, seed and value-added services to farmers, commercial growers and regional dealers and in professional non-crop markets. The value-added services include crop management, biotechnology advisory services, custom fertilizer blending, seed treatment, inventory management and custom applications of crop inputs.

UAP operates a comprehensive network of approximately 370 distribution and storage facilities and three formulation plants, strategically located in major crop-producing areas throughout the United States and Canada.

UAP distributes agricultural inputs and professional non-crop products purchased from the world’s leading chemical, fertilizer and seed companies, including BASF, Bayer, ConAgra International Fertilizer Company, Dow AgroSciences, DuPont, Monsanto and Syngenta. In addition to products that UAP purchases from third parties, it markets approximately 265 proprietary and private label branded products under the Loveland Products, Inc. and Dyna-Gro® brand names.

During fiscal 2007, UAP sold products or services to approximately 100,000 customers, with its ten largest customers accounting for less than 4% of UAP’s net sales.

Business Operations

UAP manages its businesses on a centralized basis, with operating managers focused on product categories and geographic regions throughout the United States and Canada. Each geographic region sells and distributes agricultural inputs and professional non-crop products and offers services to customers in each region based on the specific crops and industry practices in that region. UAP sources, formulates, packages and markets certain of its proprietary and private label products and provides formulating, blending, and packaging services for third parties, primarily its major suppliers. Sales of UAP’s proprietary and private label chemicals and seed accounted for approximately 15.0% of its total chemical and seed sales in fiscal 2007 compared to 14.3% in fiscal 2006.

Distribution Operations

UAP operates retail centers in major crop-producing regions of the United States. UAP’s distribution network, though centrally managed, is operated by region due to its size.

Products

Chemicals.  UAP distributes a range of chemicals, through its distribution locations, including herbicides, insecticides, fungicides, adjuvants and surfactants.

Fertilizer.  UAP distributes a range of fertilizer products including nitrogen, potassium, and phosphorous, as well as various micronutrients such as iron, boron and calcium.

Seed.  UAP has placed an emphasis on new seed technology and provides a range of seed and seed treatments to growers through its distribution centers.

Services.  In addition to selling traditional crop production inputs, UAP’s distribution centers provide agronomic services to growers. These services range from traditional custom fertilizer blending and application of crop nutrients to meet the needs of individual growers to more sophisticated and technologically advanced services such as soil sampling, pest level monitoring and crop yield monitoring.

Professional Products.  UAP also distributes chemicals, fertilizer and seed to various professional non-crop markets, such as turf and ornamental (golf courses, resorts, nurseries, and greenhouses), pest control operators, forestry and vegetation management.

The following table shows net sales dollars and the percentage of UAP’s net sales by product category for fiscal years 2007, 2006, and 2005, respectively:

	Fiscal Year Ended
	February 25,		February 26,		February 27,
	2007		2006		2005
Product Category	Net Sales		Net Sales		Net Sales
	(Percentages are of total net sales for the corresponding fiscal year)
	(in thousands of U.S.$)

Chemicals	$1,651,440	58%	$1,633,862	60%	$1,580,789	63%
Fertilizer	707,752	25%	682,137	25%	565,287	23%
Seed	410,782	14%	349,318	13%	302,922	12%
Services and other	84,134	3%	62,472	2%	57,732	2%

Total	$2,854,108	100%	$2,727,789	100%	$2,506,730	100%

UAP sells a wide variety of branded products, with the top ten brands sold during fiscal 2007 accounting for approximately 15% of its net sales.

Proprietary and Private Label Products

UAP coordinates the marketing, registration and regulatory affairs, sourcing, formulation and packaging operations for its proprietary and private label products. UAP operates three formulation facilities that produce certain of its proprietary branded products as well as some private label products. These products are developed independently by UAP or in cooperation with UAP’s leading suppliers. These products are distributed almost entirely through UAP’s distribution locations.

UAP markets approximately 265 of its own proprietary branded products. UAP has a broad product offering of proprietary brands in each of its product categories.

UAP’s proprietary and private label products enhance its product offerings and provide formulations designed to meet the needs of growers and professional non-crop users. UAP believes its proprietary and private label products represent a significant value for its customers and helps increase the overall value of its suppliers’ products. UAP typically obtains a higher contribution margin from its proprietary and private label products than from the branded products it distributes from other suppliers. UAP’s formulation plants also provide formulating, blending and packaging services for third parties, primarily UAP’s major suppliers, allowing it to leverage its fixed costs and increase plant efficiencies.

UAP Merger Agreement

Set forth below is a description of the material terms of the UAP Merger Agreement. This description is a summary only and is qualified in its entirety by reference to the full text of the UAP Merger Agreement. A complete copy of the UAP Merger Agreement was filed on our SEDAR profile at www.sedar.com, and was furnished to the SEC under cover of Form 6-K, on December 3, 2007. In particular, the UAP Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to us or UAP. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which we may have the right not to consummate the Tender Offer, or a party may have the right to terminate the UAP Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Representations and Warranties

The UAP Merger Agreement contains various representations and warranties from each of us, Merger Sub and UAP. UAP’s representations and warranties relate to matters including its corporate organization, subsidiaries, capitalization, authority, consents and approvals, permits and compliance with laws, SEC filings and financial statements (including with respect to internal controls), absence of certain changes or events, absence of undisclosed liabilities, absence of litigation, environmental matters, employee benefit plans and arrangements, information to be included in securities filings related to the Tender Offer and the Merger, labour and employment matters, intellectual property matters, taxes, real property matters, material contracts, affiliate transactions, broker fees, the opinion of UAP’s financial advisor, state takeover laws and the absence of additional representations by us and Merger Sub. We and Merger Sub have made representations concerning, among other matters, our organization, authority, consents and approvals, information to be included in securities filings related to the Tender Offer and the Merger, absence of litigation, availability of funds, the operations of Merger Sub, broker fees and the absence of additional representations by UAP.

The representations and warranties set out in the UAP Merger Agreement will not survive consummation of the Merger and cannot be the basis for claims under the UAP Merger Agreement by any party after termination of the UAP Merger Agreement other than claims for wilful and material breach.

Covenants

The UAP Merger Agreement contains various covenants from each of us, Merger Sub and UAP. Each of Agrium, Merger Sub and UAP have provided covenants, among other matters, to: use its reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Tender Offer, the Merger and the other transactions contemplated by the UAP Merger Agreement; use its reasonable best efforts to obtain as promptly as practicable the termination of any waiting period under the HSR Act and any other requisite waiting periods under applicable law and obtain approval under the Competition Act; and use its commercially reasonable efforts to obtain consents and approvals of third parties under material contracts to which UAP or any of its subsidiaries is a party or any of their respective properties or assets is subject. In addition, UAP has agreed, among other matters, to: conduct its business in the ordinary course consistent with past practice; and use its reasonable best efforts to preserve intact the business of UAP; and to keep available the services of its employees, current officers and consultants and to preserve its relationships with customers, suppliers, licensors, distributors and others having business dealings with it.

The UAP Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of UAP prior to the completion of the UAP Acquisition, which provide that, subject to certain exceptions, including as required or permitted by the UAP Merger Agreement, UAP will not take certain actions without our prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), including: amendments to UAP’s certificate of incorporation, bylaws or other organizational documents; amendments to terms of its securities or capital stock; issuances, sales, recapitalizations or splits of its securities; repurchases or redemptions of securities; dividends and other distributions (other than UAP’s ordinary course quarterly dividend); acquisitions or dispositions; incurrence of indebtedness; actions related to entry into or amendment or termination of material contracts; increases in compensation or adoption of new benefit plans; changes to accounting policies; authorizations of capital expenditures; adoption of any plan of liquidation; settlement of material litigation; failure to use commercially reasonable efforts to maintain insurance policies; or withdrawal or adverse modification of certain approvals required under Rule 14d-10 of the United States Securities Exchange Act of 1934.

We have also agreed separately that we will not, without the consent of UAP: change or waive the condition that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares in the Tender Offer (the “Minimum Tender Condition”); change the form of consideration to be paid in respect of the Tender Offer; decrease the Offer Price under the Tender Offer or the number of UAP Shares sought to be purchased under the Tender Offer; impose additional conditions on the Tender Offer; reduce the time period during which the Tender Offer may remain open; or modify or amend any other term of the Tender Offer in any manner adverse to the holders of the UAP Shares.

Top-Up Option

The UAP Merger Agreement also provides that if we do not acquire at least 90% of the outstanding UAP Shares in the Tender Offer at the time at which our subsidiary first accepts UAP Shares for payment or upon the completion of any subsequent offering period, we may exercise a “top-up option” to purchase up to a number of additional UAP Shares from UAP to enable us to own at least 90% of the UAP Shares then outstanding and effect a short-form merger without requiring a vote of the shareholders of UAP. The top-up option cannot be exercised in certain circumstances, including if UAP does not have a sufficient number of authorized but unissued UAP Shares to enable us to acquire 90% of the outstanding UAP Shares after giving effect to the exercise of the “top-up option”.

No Solicitation

The UAP Merger Agreement provides that UAP will not, and will cause its subsidiaries and its and their respective directors or officers, and UAP will use its reasonable best efforts to cause its and its subsidiaries’ employees, agents, and authorized representatives, including any investment banker, financial advisor, attorney, accountant and other advisor, agent, representative or affiliate not to, directly or indirectly, except as expressly provided in the UAP Merger Agreement: (a) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, result in or facilitate a proposal for a transaction resulting in (i) the acquisition of assets representing 20% or more of the assets, revenues or net income of UAP, (ii) the acquisition by a third party of 20% or more of the UAP Shares or any other securities of UAP and its subsidiaries or (iii) a merger or other business combination pursuant to which a third party may come to control 20% or more of the UAP Shares (collectively, a “Takeover Proposal”); (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any information, or otherwise cooperate in any way with, any Takeover Proposal; or (c) waive, terminate, modify or fail to enforce any provision of any contractual confidentiality obligation of any person other than us.

Indemnities

We have agreed that following the completion of the UAP Acquisition we will guarantee to the fullest extent permitted under applicable law and cause UAP to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the completion of the UAP Acquisition existing on the date of the UAP Merger Agreement in favour of the current or former directors or officers of UAP as currently provided to them; and for a period of six years after the completion of the UAP Acquisition, we will cause UAP’s certificate of incorporation, bylaws and other organizational documents to contain provisions no less favourable to the current or former directors or officers of UAP with respect to limitation of liabilities of directors and officers and indemnification than are set forth, as of the date of the UAP Merger Agreement, in UAP’s certificate of incorporation, bylaws and other organizational documents.

Treatment of Stock Options; Restricted Stock Units and Deferred Equity Units

The UAP Merger Agreement provides that each UAP stock option, restricted stock unit and deferred equity unit that was granted under a UAP option plan (whether or not fully vested and exercisable) that is outstanding immediately prior to the time at which we accept for payment and pay for UAP Shares validly tendered under the Tender Offer will automatically become fully vested and exercisable and the holder thereof will be entitled to a per share cash payment equal to the Offer Price, less applicable withholding taxes and, in the case of stock options, net of the applicable exercise price for each such option.

Conditions to the Tender Offer

The UAP Merger Agreement provides that the closing of the Tender Offer is subject to the conditions that: (i) the Minimum Tender Condition shall have been satisfied; (ii) any waiting periods (and any extension thereof) applicable to the consummation of the Tender Offer under the HSR Act shall have expired or been terminated and the Competition Act approval shall have been obtained; and (iii) at any time on or after the date of the UAP Merger Agreement, none of the following events shall have occurred and be continuing: (a) any governmental entity of competent jurisdiction shall have issued an order or taken any other action restraining, enjoining or otherwise prohibiting the Tender Offer or the Merger; (b) UAP’s representations and warranties shall not be true and correct, subject to certain exceptions; (c) since August 26, 2007, there shall have been a change, effect, event, occurrence, state of facts or development which has or would reasonably be expected to have a material adverse effect on the business, financial condition, capitalization or results of operations of UAP and its subsidiaries, taken as a whole (with certain agreed upon exceptions) or there shall have been an event, occurrence or development that has had or would reasonable be expected to have, individually or in the aggregate, such a material adverse effect; and (d) UAP shall not have performed in all material respects any obligations, covenants and agreements required to be performed by it under the UAP Merger Agreement.

Conditions to the Merger

The obligation of each of the parties to the UAP Merger Agreement to complete the Merger are subject to the satisfaction or waiver by us and UAP of the following conditions: (a) if approval of the Merger by the shareholders of UAP is required by applicable law, the UAP Merger Agreement will have been adopted by holders of a majority of the then outstanding UAP Shares; provided, that we and UAP and our respective subsidiaries will have voted all of our UAP Shares in favour of adopting the UAP Merger Agreement and approving the Merger; (b) no provision of any applicable law or order of any governmental entity of competent jurisdiction which has the effect of making the Merger illegal or otherwise prohibits the consummation of the Merger will be in effect, with each of us and UAP having agreed to use its reasonable best efforts to have any order lifted; and (c) we shall have accepted for payment and paid for the UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer.

Termination of the UAP Merger Agreement

The UAP Merger Agreement may be terminated at any time prior to the closing of the UAP Acquisition: (i) by mutual written consent of the parties; (ii) by either us or UAP, if (a) any governmental authority prohibits the UAP Acquisition by final and unappealable order or (b) we have not accepted for payment and paid for UAP Shares validly tendered under the Tender Offer within nine months of the date of the UAP Merger Agreement, unless otherwise agreed by the parties; (iii) by us, if UAP fails to comply with any of its covenants or breaches its representations and warranties and such failure to comply or breach is not cured within 30 days and results in a failure to satisfy the conditions to closing; (iv) by UAP, if we fail to comply with any of our covenants or breach our representations and warranties and such breach is not cured within 30 days and such breach would result in (a) any of our representations not being true, except as would not have a material adverse effect on our ability to complete the UAP Acquisition or (b) a failure by us to perform in any material respect our obligations under the UAP Merger Agreement; (v) by UAP, if prior to the completion of the UAP Acquisition, the board of directors of UAP approves, in accordance with the terms of the UAP Merger Agreement, an offer by a third party that if consummated would result in that third party owning more than 80% of the UAP Shares then outstanding; (vi) by us, if the Minimum Tender Condition has not been met within the time periods set out in the UAP Merger Agreement; (vii) by us, if prior to the completion of the UAP Acquisition, the board of directors of UAP withdraws its recommendation to accept the Tender Offer or otherwise takes any action that is adverse to its recommendation to accept the Tender Offer and complete the UAP Acquisition (other than certain “stop, look and listen” communications”); and (viii) by us, if the board of directors of UAP takes certain other actions as provided for in the UAP Merger Agreement.

Termination Fees and Expenses

UAP has agreed to pay us a termination fee equal to U.S.$44 million and reimburse us for our expenses of up to U.S.$10 million, in cash, if:

(a)	the UAP Merger Agreement is terminated: (I) by us in the event that, and in the absence of a breach by us of the UAP Merger Agreement as provided in clause (iv) under “Termination of the UAP Merger Agreement” above, the board of directors of UAP (i) withdraws its recommendation to accept the Tender Offer or otherwise takes any action that is adverse to its recommendation to accept the Tender Offer and complete the UAP Acquisition; (ii) takes a position with respect to a Takeover Proposal other than recommending rejection of such Takeover Proposal; or (iii) fails to publicly reaffirm its adoption and recommendation of the UAP Merger Agreement within seven business days of receipt of a request by us to provide such reaffirmation following a Takeover Proposal (other than certain “stop, look and listen” communications”); (II) by us or UAP, in the absence of a breach by us of the UAP Merger Agreement as provided in clause (iv) under “Termination of the UAP Merger Agreement” above, for any reason following any time at which we become entitled to terminate the UAP Merger Agreement pursuant to the circumstances described in (I) above, other than as set out in the UAP Merger Agreement; or (III) by UAP if the board of directors of UAP approves an offer by a third party that, if consummated, would result in that third party owning more than 80% of the UAP Shares then outstanding, subject to the limitations set out in the UAP Merger Agreement; or

(b)	prior to the completion of the UAP Acquisition: (I) a Takeover Proposal is made to UAP or directly to the shareholders of UAP generally or otherwise becomes publicly known or any person publicly announces an intention to make a Takeover Proposal in certain circumstances set out in the UAP Merger Agreement; (II) thereafter, the UAP Merger Agreement is terminated by either us or UAP in certain circumstances set out in the UAP Merger Agreement; and (III) within a specified period of time, UAP enters into a definitive contract with respect to, or consummates the transactions contemplated by, any Takeover Proposal.

In addition, we have agreed to pay to UAP a reverse termination fee equal to U.S.$54 million, in cash, if, subject to certain conditions and limitations, the UAP Merger Agreement is terminated:

(a)	by either us or UAP if, in limited circumstances in which antitrust approval has not been obtained, either: (I) any governmental authority prohibits the UAP Acquisition by final and unappealable order; or (II) we have not accepted for payment and paid for UAP Shares validly tendered under the Tender Offer within nine months of the date of the UAP Merger Agreement; or

(b)	by UAP if we, in limited circumstances, materially breach any of our covenants in the UAP Merger Agreement to obtain antitrust approval.

Acquisition Credit Facilities

Overview of Credit Facilities

On December 2, 2007, we entered into the Commitment Letter with a Canadian chartered bank (the “Acquisition Lender”) pursuant to which the Acquisition Lender agreed, on its own behalf and in its capacity as administrative agent, to provide us with new committed senior, unsecured credit facilities for the purpose of partially financing the UAP Acquisition, paying certain fees and expenses related to the UAP Acquisition and refinancing existing debt of UAP and its subsidiaries. These new facilities are comprised of: (i) a nine month bridge credit facility in an aggregate principal amount of up to U.S.$1.25 billion (the “Tranche A Facility”); (ii) an 18 month bridge credit facility in an aggregate principal amount of up to U.S.$900 million (the “Tranche B Facility”); and (iii) a five year term credit facility totalling U.S.$460 million (the “Tranche C Facility” and, together with the Tranche A Facility and the Tranche B Facility, the “Acquisition Credit Facilities”). Under the Acquisition Credit Facilities, the Acquisition Lender is permitted to syndicate the lending commitment to one or more banks or other financial institutions (together with the Acquisition Lender, the “Acquisition Lenders”).

Each of the Tranche A Facility and the Tranche B Facility will be available by way of one or more draw downs at any time during the period commencing on the date of execution of the definitive credit agreement relating to the Acquisition Credit Facilities (the “Credit Agreement”), provided that such date shall be no later than nine months following the date of execution of the UAP Merger Agreement (the “Credit Facility Closing Date”), and ending on the date 120 days thereafter (the “Expiry Date”). The Tranche C Facility will be available by way of a one time advance at any time during the period commencing on the Credit Facility Closing Date and ending on the Expiry Date. Amounts drawn under the Acquisition Credit Facilities are non-revolving and will bear interest at rates determined by reference to then current LIBOR rates plus an amount determined based on the credit ratings on our outstanding senior unsecured non-credit enhanced long-term indebtedness. The net cash proceeds of any debt or equity offering by us or from certain asset sales, or any negative adjustment to the purchase price of the UAP Acquisition and consequential cash refunds to us must be applied by us to prepay borrowings under the Acquisition Credit Facilities and to repay certain amounts under our Existing Credit Facilities. We expect to enter into the Credit Agreement after the closing of this offering and prior to consummation of the UAP Acquisition. We anticipate that the Credit Agreement will contain representations, warranties, and covenants, including financial covenants, substantially consistent with our Existing Credit Facilities.

In addition, we intend to amend certain financial covenants in our Existing Credit Facilities, subject to obtaining the necessary consents and amendments thereunder, to permit us to borrow additional amounts under the Acquisition Credit Facilities. Pursuant to the Commitment Letter, the Acquisition Lender has agreed to provide us with the Backstop Credit Facilities to replace our Existing Credit Facilities in the event that the necessary consents and amendments are not received and the Existing Credit Facilities are not amended. The Backstop Credit Facilities will terminate and may be cancelled by us in certain circumstances including in the event that the Existing Credit Facilities are amended.

In the event that the Existing Credit Facilities are amended, we also anticipate borrowing up to U.S.$300 million under our Existing Credit Facilities for the purpose of partially financing the UAP Acquisition. We may also fund a portion of the purchase price of the UAP Acquisition through the offer and sale of securities pursuant to our base shelf prospectus dated August 22, 2007, as amended by Amendment No. 1 dated December 3, 2007.

Conditions Precedent to the Acquisition Credit Facilities

The commitment of the Acquisition Lender and the availability to us of borrowings under the Acquisition Credit Facilities are subject to various conditions that we must satisfy both: (i) prior to execution of the Credit Agreement; and (ii) prior to us borrowing under any of the Acquisition Credit Facilities, including: (a) satisfactory review (acting reasonably) by the Acquisition Lender of all material agreements with respect to the UAP Acquisition; and (b) other conditions customary for a transaction of this nature.

The conditions to us borrowing under any of the Acquisition Credit Facilities also include: (a) any waiting period (and any extension thereof) applicable to the consummation of the Tender Offer under the HSR Act shall have expired or been terminated and the receipt of all approvals under the Competition Act; (b) the Minimum Tender Condition and the other conditions to the Tender Offer shall have been fully satisfied or waived, and our direct or indirect wholly-owned subsidiary shall have accepted UAP Shares for payment strictly in accordance with the terms of the Tender Offer and the UAP Merger Agreement (and no term, provision or condition set forth therein shall have been waived, amended, supplemented or modified in a manner material and adverse to the Acquisition Lender without the consent of the Acquisition Lender); (c) there shall not have occurred any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition, capitalization or results of operations of us and our subsidiaries, taken as a whole, which, without waiver or amendment, would allow us or our direct or indirect wholly-owned subsidiary under the terms of the UAP Merger Agreement in our reasonable commercial opinion not to proceed with the UAP Acquisition; and (d) other conditions customary for a transaction of this nature.

Benefits of the Proposed UAP Acquisition

We believe that the proposed UAP Acquisition will provide us with the following benefits and strategic advantages:

Business Fit

One of our key strategic focuses has been to continue to grow across the agriculture value chain, including expanding our retail business. We believe that UAP’s business will fit well within our established retail operations, and that UAP’s retail centers will expand our retail geographic, crop and product coverage. UAP’s emphasis on chemicals is expected to balance and complement our focus on fertilizer and services. UAP has successfully built a private label business, on which we intend to leverage our own presence in private label agricultural inputs. The UAP Acquisition will provide us with 265 proprietary and private label brands and will more than double our seed business revenues on a combined basis.

Enhanced Stability of Earnings and Cash Flows

A core element of our business strategy is to build and maintain a significant North American and international retail presence, which provides a stable earnings and cash flow base relative to the more cyclical wholesale crop nutrient business. The UAP Acquisition is expected to nearly double the number of our retail centers in the United States. Following completion of the UAP Acquisition we will, on a combined basis, be the largest North American retailer of crop inputs and services.

Operational Improvements

We believe that the UAP Acquisition will allow us to realize estimated annual synergies of approximately U.S.$115 million by 2010, the majority of which we expect to achieve by 2009. We expect to realize these synergies as a result of improved margins on all three crop input product groupings, largely through enhanced purchasing efficiencies in our procurement of crop nutrients. We believe that we are well positioned to capture the anticipated synergies, based on our successful integration of the Royster-Clark acquisition in 2006. Based on our and UAP’s announced estimates of respective current fiscal year financial results and taking into account estimated synergies, we expect the UAP Acquisition to be accretive to our earnings on a per share basis by the beginning of 2009.

Complementary Business Models

We have traditionally operated our U.S. retail business using a high service operating model which, in addition to meeting our customers’ needs for agricultural inputs, emphasizes delivery of value-added services to customers. UAP’s retail farm centers include a mix of high service locations similar to those operated by us as well as the retail centers that utilize a low service model that appeals to more price-focused growers. We intend to integrate UAP’s high service locations with our current retail operations, while preserving and expanding UAP’s low service operations to continue to service that customer segment.

Positive Agriculture Market Outlook

We believe the current outlook for global agricultural markets is very strong, and that these positive market conditions will continue to benefit the agricultural input sector. According to the World Agricultural Outlook Board and Doane Advisory Services, global grain stocks are at their lowest levels in over a decade and we expect currently strong corn prices to remain above the five year average for the next few years. Soybean prices are 75% higher than the five year average and wheat prices are more than double the five year average. The UAP Acquisition is expected to nearly double our retail presence in the United States by number of retail centers and position us to capitalize on the expected strong market fundamentals, as well as providing a stronger base from which to continue to grow.

Financing Structure Targeted to Preserve Financial Strength

We are structuring the financing for the UAP Acquisition to allow us to maintain a prudent capital structure. On December 3, 2007, each of DBRS Limited (“DBRS”) and Standard & Poors Ratings Services (“S&P”) confirmed that it will maintain an “investment grade” rating on our indebtedness. DBRS has confirmed our rating as BBB with a stable trend and S&P has confirmed our rating as BBB with a stable outlook. On

December 3, 2007, Moody’s Investors Service (“Moody’s”) announced that it has placed our Baa2 senior unsecured rating under review for a possible downgrade. Moody’s indicated that it believes that the conclusion of its review of us is likely to result in an affirmation of its Baa2 rating should the UAP Acquisition close on the terms announced by us on December 3, 2007.

Risk Factors Relating to the UAP Acquisition

The UAP Acquisition may not be completed and the UAP Merger Agreement may be terminated

The UAP Acquisition may not be completed on the terms set forth in the UAP Merger Agreement or at all. The closing of the UAP Acquisition is subject to certain conditions, including that all applicable waiting periods applicable to the UAP Acquisition under the HSR Act shall have expired or been terminated and the receipt of all approvals under the Competition Act. In addition, holders of at least a majority of the outstanding UAP Shares (calculated on a fully-diluted basis) may choose not to accept the Tender Offer, including in the event of a higher alternative offer being made by a third party for the UAP Shares.

The UAP Acquisition is conditional upon, among other things, the receipt of consents and approvals from government agencies that could delay completion of the UAP Acquisition or impose conditions that could result in an adverse effect on our business or financial condition

The UAP Acquisition is conditional upon, among other things, all waiting periods applicable to the UAP Acquisition under the HSR Act having expired or been terminated and the receipt of all approvals under the Competition Act. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on our ability to complete the UAP Acquisition and on our business, financial condition or results of operations. If we fail to obtain such antitrust approvals, we may, in certain circumstances, be required to pay UAP a fee or may be subject to a claim for damages by UAP against us under the UAP Merger Agreement. See “UAP Merger Agreement — Termination Fees and Expenses”.

We may fail to realize anticipated benefits of the UAP Acquisition, and our efforts to integrate UAP’s business into our existing business could result in the disruption of our ongoing business

We have agreed to acquire UAP to strengthen our position in the agricultural inputs and professional non-crop products distribution business and to create the opportunity to realize certain other benefits. However, some or all of the expected benefits of the UAP Acquisition may fail to materialize or may not occur within the time periods anticipated by us. Achieving these benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating UAP’s business into our existing business. The integration of UAP’s business into our business will require the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees of Agrium and UAP and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of the UAP Acquisition.

If the UAP Acquisition is completed on the terms contemplated by the UAP Merger Agreement, our consolidated indebtedness will materially increase, which will result in an increase in our interest charges and our financial risk

In connection with the proposed UAP Acquisition, we have entered into the Commitment Letter providing for the Acquisition Credit Facilities. If the UAP Acquisition is completed on the terms contemplated by the UAP Merger Agreement, we anticipate borrowing approximately U.S.$1.525 billion under the Acquisition Credit Facilities and the Existing Credit Facilities in order to finance a portion of the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and to refinance existing debt of UAP and its subsidiaries. Such borrowings will represent a material increase in our consolidated indebtedness resulting in an increase in our interest charges and a corresponding increase in our financial risk. We had U.S.$2.532 billion of net indebtedness as of September 30, 2007, on a pro forma basis, after giving effect to the UAP Acquisition and the related financing assumptions as described in the pro forma financial statements which are attached hereto as Schedule B. We cannot assure you that the increase in our consolidated indebtedness will not have a negative effect on the current credit ratings on our rated long term debt. Our degree of leverage could have other important consequences for us, including the following:

•	it may limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit our ability to declare dividends on our common shares;

•	certain of our borrowings, including borrowings under our Existing Credit Facilities and under the Acquisition Credit Facilities, are at variable rates of interest and expose us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	we may be vulnerable in a downturn in general economic conditions; and

•	we may be unable to make capital expenditures that are important to our growth and strategies.

Under the terms of both our Existing Credit Facilities and the Acquisition Credit Facilities, we are permitted to incur additional debt in certain circumstances. However, doing so could increase the risks described above. Such credit facilities contain certain financial covenants requiring us on a consolidated basis to satisfy specified interest coverage and debt to total capitalization ratios. Such credit facilities also contain covenants restricting our ability to incur liens on our assets, incur additional debt, effect acquisitions or dispositions or fundamental changes in our business or pay dividends on our common shares. These covenants will limit our discretion in the operation of our business.

The availability to us of borrowings under the Acquisition Credit Facilities and our Existing Credit Facilities is subject to various conditions we must satisfy, and because the UAP Acquisition is not subject to any financing condition, our inability to satisfy the conditions under such credit facilities could have a material adverse effect on us and our ability to complete the UAP Acquisition

The obligation of the Acquisition Lenders to enter into the Credit Agreement relating to the Acquisition Credit Facilities, and our ability to borrow under the Acquisition Credit Facilities and our Existing Credit Facilities, are in each case subject to various conditions that we must satisfy. If we are unable to satisfy one or more of those conditions and such conditions are not waived, we will not be able to borrow the necessary amounts under the Acquisition Credit Facilities and our Existing Credit Facilities to fund the UAP Acquisition. It is not a condition to our obligation to complete the UAP Acquisition that we have necessary sources of financing to do so. If we cannot borrow under these facilities, we may not have other sources of financing sufficient to complete the UAP Acquisition which could result in our breach of the UAP Merger Agreement. Any alternative sources of financing that we may obtain in lieu of borrowings under the Acquisition Credit Facilities and our Existing Credit Facilities may be on terms that are less favourable than the terms of the Acquisition Credit Facilities or our Existing Credit Facilities which could have a material impact on our financial position.

We are exposed to fluctuations in interest rates

Borrowings under our Existing Credit Facilities and under the Acquisition Credit Facilities will bear interest at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase and our net income would decrease. Significant changes in interest rates can increase our interest expense and have a material adverse effect on our results of operations or financial condition.

If the UAP Acquisition is completed, we may face unexpected costs or liabilities related to the existing business of UAP

Although we conducted what we believe to be a prudent level of investigation in connection with the UAP Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, UAP. Following the UAP Acquisition, we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on our business, financial condition, results of operations and cash flows.

Change of control provisions in UAP’s agreements triggered upon completion of the UAP Acquisition may lead to adverse consequences

UAP is a party to agreements that contain change of control provisions that may be triggered upon completion of the UAP Acquisition as a result of us holding securities representing a majority of the voting rights of UAP. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the completion of the UAP Acquisition. Unless these change of control provisions are waived by the other party or parties, the operation of these provisions could adversely affect our consolidated results of operations and financial condition.

Historical and Pro Forma Financial Statements

Attached hereto as Schedule “A” are:

(a) the unaudited interim consolidated financial statements of UAP and its subsidiaries (the “UAP Group”) as at August 26, 2007, February 25, 2007 and August 27, 2006 and for the 26-week period ended August 26, 2007, and the 26-week period ended August 27, 2006, prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as at August 26, 2007, to Canadian Generally Accepted Accounting Principles (“Canadian GAAP”)); and

(b) the audited consolidated financial statements of the UAP Group as at February 25, 2007 and February 26, 2006 and for each of the fiscal years then ended prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as of February 25, 2007 to Canadian GAAP).

Attached hereto as Schedule “B” are:

(a) the unaudited pro forma consolidated statement of operations of Agrium for the year ended December 31, 2006, giving effect to the UAP Acquisition and related financings; and

(b) the unaudited pro forma consolidated statement of operations of Agrium for the nine months ended September 30, 2007, and the unaudited pro forma consolidated balance sheet of Agrium as at September 30, 2007, giving effect to the UAP Acquisition and the related financing assumptions as described in such pro forma financial statements.

Forward-Looking Statements

Certain statements and other information included herein constitute forward-looking statements as defined under applicable securities legislation. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	the terms and conditions of, and regulatory approvals relating to, the UAP Acquisition;

•	timing for completion of the UAP Acquisition;

•	synergies arising from, and our integration plans relating to, the UAP Acquisition;

•	our business strategies and plans for implementing them;

•	our financing plans for the UAP Acquisition; and

•	various other actions to be taken or requirements to be met in connection with the UAP Acquisition and integrating Agrium and UAP after completion of the UAP Acquisition.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to herein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including: supply, demand and price of crop nutrients and input or feedstock prices, seed and crop protection products; the level of Chinese nitrogen and phosphate exports; supply and demand for grain and other agricultural crops and resulting crop prices; changes in government agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; ability to transport or deliver production to markets; present and discontinued mining operations; and labour disruptions;

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including hedging and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; changes to construction cost, timing of construction, performance of other parties, and political risks associated with our Egyptian nitrogen project; and other factors, many of which are beyond our control; and

•	integration risks that might cause anticipated synergies from the UAP Acquisition to be less than expected, including: UAP’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of UAP with our existing business as planned or within the times predicted; the potential inability to implement changes in time for the 2008 spring season; the potential loss of key personnel; and other industry factors which may affect our and UAP’s businesses generally and thereby impact the demand from growers for crop inputs.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate our acquisitions, including the UAP Acquisition, into our existing businesses and to achieve consequent synergies.

All of the forward-looking statements contained herein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements relating to synergies set forth above include the following:

•	continuation of the positive market developments in 2008, including the continuation of strong corn and wheat prices relative to historic levels, and above average crop acreage in the United States particularly for corn and wheat acreage which is expected to support strong demand for crop inputs such as: nutrients, crop protection products, seed and retail services;

•	anticipated continuation of tight world fertilizer markets, supporting strong prices and margins;

•	our ability to successfully integrate, and realize the anticipated benefits of the UAP Acquisition;

•	our ability to operate UAP’s business and achieve margins for its higher service farm centers closer to those we currently obtain in our existing retail businesses;

•	our ability to achieve efficiencies in purchasing for the combined retail business, including obtaining vendor rebates following the UAP Acquisition;

•	reduced administrative expenses in the combined entity following the UAP Acquisition;

•	the timing for implementation of business practices to effect these synergies;

•	our success in integrating the retail distribution systems of our business with those of UAP; and

•	our success in integrating supply chain management processes following the UAP Acquisition.

Certain of the above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2006 and in particular the sections titled “Key Business Sensitivities” and “Business Risks” in such management’s discussion and analysis, and are further discussed in the relevant parts of our management’s discussion and analysis for the three and nine-month periods ended September 30, 2007 and in particular the section titled “Outlook, Key Risks and Uncertainties” in such management’s discussion and analysis, and are further discussed in the “Risk Factors” section herein. Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8, or by phone at (403) 225-7000.

9.	Date of report:

Dated at Calgary, Alberta on December 10, 2007.

Schedule “A”

UAP HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

	August 26, 2007	August 27, 2006
	(In thousands, except share data)
	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	$12,079	$7,249
Receivables, net	1,061,679	943,188
Inventories	613,003	570,648
Deferred income taxes	29,224	23,332
Vendor prepay	30,135	13,725
Other current assets	8,983	4,911

Total current assets	1,755,103	1,563,053
Property, plant and equipment	160,154	122,998
Less accumulated depreciation	(41,487)	(29,490)

Property, plant and equipment, net	118,667	93,508
Intangible assets, net	49,783	31,230
Goodwill	46,821	36,852
Deferred income taxes	6,080	8,239
Debt issuance costs, net	4,844	6,047
Other assets	1,830	1,639

Total assets	$1,983,128	$1,740,568

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$936,123	$1,028,304
Short-term debt	402,484	191,765
Income taxes payable	46,205	12,981
Accrued payroll and related liabilities	23,229	18,241
Deferred income taxes	2,132	2,049
Other accrued liabilities	89,133	90,183

Total current liabilities	1,499,306	1,343,523
Long-term debt	171,515	174,952
Deferred income taxes	16,086	19,116
Other non-current liabilities	10,963	4,087
Commitments and contingencies (Note 14)
Stockholders’ equity:
Common stock, $.001 par value, 90,000,000 shares authorized, 52,052,180, 51,194,620, and 50,967,958 issued and outstanding, respectively	52	51
Management stock — rabbi trust	—	1,978
Additional paid-in capital	154,019	124,106
Retained earnings	125,454	67,523
Accumulated other comprehensive income	5,733	5,232

Stockholders’ equity	285,258	198,890

Total liabilities and stockholders’ equity	$1,983,128	$1,740,568

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

	Twenty-Six Weeks Ended
	August 26, 2007	August 27, 2006
	(In thousands, except share data)
	Unaudited

Net sales	$2,467,550	$2,165,815
Cost of goods sold	2,089,392	1,871,820

Gross profit	378,158	293,995
Selling, general and administrative expenses	178,330	155,209
Royalties, service charges and other income and expenses	(19,257)	(15,294)

Operating income	219,085	154,080
Interest expense, net	19,144	17,158
Finance related and other charges	—	47,848

Income (loss) before income taxes	199,941	89,074
Income tax expense (benefit)	77,239	35,056

Net income (loss)	$122,702	$54,018

Earnings (loss) per share:
Basic	$2.37	$1.06
Diluted	$2.32	$1.03
Cash dividends declared per share of common stock	$0.45	$0.375
Weighted average shares outstanding:
Basic	51,706,743	50,909,734
Diluted	52,963,884	52,401,271

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twenty-Six Weeks Ended
	August 26, 2007	August 27, 2006
	(In thousands)
	Unaudited

Operations
Net income	$122,702	$54,018
Adjustments to reconcile net income to net cash used for operating activities:
Depreciation	6,406	5,709
Stock compensation	7,122	1,704
Amortization of intangibles	3,627	736
Deferred income taxes	(4,746)	(185)
Write-off of debt issuance costs	—	15,930
Premium paid to tender notes payable	—	31,575
Other	(1,562)	1,391
Change in operating assets and liabilities, net of effects of acquisitions:
Increase in receivables, net	(724,029)	(654,011)
Increase in current liabilities and non-current liabilities	113,371	257,378
Decrease in inventory	272,131	165,488
Decrease in other operating assets	35,044	54,761

Net cash used for operations	(169,934)	(65,506)
Investing
Additions to property, plant and equipment	(13,642)	(10,462)
Additions to purchase price of previous acquisitions	(4,212)	—
Addition of other long-lived assets	(2,612)	(1,928)
Acquisitions, net of cash acquired	(2,508)	(15,088)
Proceeds from sales of assets	138	9,324

Net cash used for investing	(22,836)	(18,154)
Financing
Net borrowings on revolving line of credit	217,745	190,015
Dividends and dividend equivalents paid	(21,355)	(19,102)
Checks not yet presented	(20,159)	4,687
Excess income tax benefits from stock-based compensation arrangements	8,268	3,145
Proceeds from common stock options exercised	1,777	300
Long-term debt payments and redemption	(875)	(336,212)
Long-term debt issued	—	175,000
Debt issuance costs	—	(6,348)

Net cash provided by financing	185,401	11,485
Net effect of exchange rates on cash and cash equivalents	(58)	256

Net change in cash and cash equivalents	(7,427)	(71,919)
Cash and cash equivalents at beginning of period	19,506	79,168

Cash and cash equivalents at end of period	$12,079	$7,249

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$18,578	$15,487
Cash paid for prior years’ accreted discount on notes payable	$—	$20,968
Cash paid during the period for income taxes	$13,543	$9,757
Dividends and dividend equivalents declared but not yet paid	$12,224	$9,556

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

				Accumulated
		Additional		Other	Total
	Common	Paid-in	Retained	Comprehensive	Stockholders’
Twenty-Six Weeks Ended August 26, 2007	Stock	Capital	Earnings	Income	Equity
	(In thousands)
	Unaudited

Balance at February 25, 2007	$51	$138,569	$27,801	$3,833	$170,254
Adoption of FASB Interpretation No. 48	—	—	(1,247)	—	(1,247)

Adjusted balance at beginning of period	51	138,569	26,554	3,833	169,007
Comprehensive income:
Net income	—	—	122,702	—	122,702
Cash flow hedges	—	—	—	(35)	(35)
Foreign currency translation adjustment	—	—	—	1,935	1,935

Total comprehensive income	—	—	—	—	124,602
Exercise of stock options	1	1,776	—	—	1,777
Stock compensation — stock options and restricted stock units	—	7,567	—	—	7,567
Excess income tax benefits from stock-based compensation arrangements	—	8,268	—	—	8,268
Holdback for payroll taxes on restricted stock units vested and issued	—	(2,161)	—	—	(2,161)
Dividends and dividend equivalents	—	—	(23,802)	—	(23,802)

Balance at August 26, 2007	$52	$154,019	$125,454	$5,733	$285,258

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Twenty-Six Week Periods Ended August 26, 2007, and August 27, 2006
UNAUDITED

1.	Description of the Business and Significant Accounting Policies

Interim Financial Statements. The accompanying unaudited consolidated financial statements of UAP Holding Corp. and its subsidiaries (the “Company,” “UAP,” “we,” “us,” and “our”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and reflect all adjustments (consisting of normal recurring accruals and changes in estimates) which, in the opinion of management, are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. The results reported in these interim financial statements are not necessarily indicative of the results that may be reported for the entire year. These financial statements should be read in conjunction with the consolidated and combined financial statements and notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended February 25, 2007.

Business. UAP Holding Corp. is the largest independent distributor of agricultural and professional non-crop inputs in the United States and Canada. We market a comprehensive line of products including chemicals, fertilizer, and seed to farmers, commercial growers, and regional dealers. We have approximately 370 distribution, storage, and sales locations. We also have three formulation facilities where we blend products primarily for sale by our distribution facilities.

Fiscal Year. Our fiscal year includes a fifty-two or fifty-three week period ending on the last Sunday in February. The fifty-two weeks ending on February 24, 2008, will be referred to as “fiscal 2008,” and the fifty-two weeks ended February 25, 2007 will be referred to as “fiscal 2007.”

Seasonality. Our business is seasonal based upon the planting, growing, and harvesting cycles of our customers’ operations. Because of this seasonality, we experience significant fluctuations in our revenues, income, and net working capital levels. During the last three years, as a result of the condensed nature of the planting season, more than 75% of our net sales occurred during the first and second fiscal quarters. Weather conditions and changes in the mix of crops planted can also cause quarterly results to vary.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue, and expenses as reflected in the financial statements. Actual results could differ from those estimates and the differences could be material.

Vendor Rebate Receivables. We receive vendor rebates, primarily from our chemical and seed suppliers. These rebates are usually covered by binding agreements and published programs but can also be open-ended, subject to future definition or revision. Rebates earned are generally based on achieving targeted sales, purchases, volume tiers, or on achieving targeted sales growth or market share growth rates.

Rebates typically cover performance during the crop year, which is based on the planting, growing, and harvesting cycles and differs from our fiscal year. The crop year for fiscal 2008 began as early as September 2006 and will end as late as December 31, 2007, depending on the supplier. Because of the timing of the crop year relative to our fiscal year and because our vendor programs are typically not multi-year programs, the rebate income earned and recognizable for the crop year ended during the current fiscal year will largely be received and recorded by our fiscal year-end. Since we estimate rebates earned from our vendors throughout the year, changes in estimates can impact our margin percentages by quarter. The programs that start late in one fiscal year and conclude in the subsequent fiscal year typically will not result in significant income in the starting fiscal year because sales activity during that period, the winter season, is significantly less.

Rebates that are probable and can be reasonably estimated are accrued at expected rates based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates that are based on sales volume are offset to cost of goods sold when we determine they have been earned based on our sales volume of related products.

Earnings Per Share. Earnings per share are based on the weighted average number of shares of common stock outstanding during the period as follows:

	Twenty-Six Weeks Ended
Earnings (Loss) per Share	August 26, 2007	August 27, 2006
	(In thousands, except share data)

Net income (loss)	$122,702	$54,018

Weighted average shares of common stock outstanding used in computing basic earnings per share	51,706,743	50,909,734
Net effect of dilutive stock options and restricted stock units	1,257,141	1,491,537

Weighted average shares of common stock used in computing diluted earnings per share	52,963,884	52,401,271

Basic earnings (loss) per share	$2.37	$1.06

Diluted earnings (loss) per share	$2.32	$1.03

2.	Accounting Developments

Adoption of New Accounting Pronouncement.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 was effective for fiscal years beginning after December 15, 2006.

We adopted the provisions of FIN No. 48 at the beginning of our current fiscal year. The cumulative effect of adoption was a $1.2 million reduction of retained earnings. At February 25, 2007, the total amount of unrecognized tax benefits was $4.4 million, all of which would impact the effective tax rate, if recognized. Upon adoption, approximately $4.1 million of the unrecognized tax benefits were reflected in “Other non-current liabilities.”

Interest and penalties associated with uncertain tax positions are recognized as components of “Income tax expense.” The Company’s accrual for interest and penalties was $0.2 million upon adoption of FIN No. 48.

The U.S. Joint Committee of Taxation has approved the request for refund we made during the IRS examination of fiscal year 2004 and fiscal year 2005. The results of the IRS examination have been reflected in the financial statements. The Company is subject to U.S. and Canadian income tax audits by federal, state and local taxing authorities for fiscal 2004 through fiscal 2007. It is reasonably possible that the amount of unrecognized tax benefits could change in the next 12 months but an estimate of the range cannot be made at this time.

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within such years. We will adopt SFAS 157 in our first quarter of fiscal 2009, as required. We are currently reviewing the requirements of this statement and, at this point in time, we cannot determine the impact, if any, that this statement may have on our business, financial condition, cash flow, results of operations, or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to FASB Statement No. 115” (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement requires a business entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. An entity may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. This statement is effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. We will adopt SFAS 159 in our first quarter of fiscal 2009, as required. We are currently reviewing the requirements of this statement and, at this point in time, we cannot determine the impact, if any, that this statement may have on our business, financial condition, cash flow, results of operations, or liquidity.

3.	Acquisitions and Divestitures

During the twenty-six weeks ended August 26, 2007, we acquired two businesses and paid $2.5 million in purchase price.

During fiscal 2007, we acquired eleven businesses at a total initial purchase price of $82.1 million, net of cash received, and assumed liabilities of approximately $47 million. We also paid an additional $4.2 million in the twenty-six weeks ended August 26, 2007 for certain items, primarily customary working capital adjustments, related to these fiscal 2007 acquisitions. Our major acquisitions in fiscal 2007 were (a) the first fiscal quarter purchase of the remaining 50% share of our joint venture in UAP Timberland LLC (“Timberland”), (b) the third fiscal quarter purchase of Terral AgriServices, Inc. and certain assets of Terral FarmService, Inc. and Wisner Elevator, Inc. (collectively, “Terral”), and (c) the fourth fiscal quarter purchase of certain retail and service assets of AGSCO, Inc. and AG Depot, Inc., and certain retail distribution assets of Boettcher Enterprises. For these fiscal 2007 acquisitions that occurred in the twenty-six weeks ended August 26, 2006, we paid $15.1 million in purchase price, net of cash received. Although we are still finalizing our purchase accounting for several of the acquisitions completed in late fiscal 2007, any future adjustment to the purchase price allocations of these acquisitions is expected to be immaterial.

In the twenty-six weeks ended August 27, 2006, we sold a portion of our retail locations in western Canada for total consideration of $7.6 million.

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Royalties, Service Charges and Other Income and Expenses

Royalties, service charges and other income and expenses consist of the following:

	Twenty-Six Weeks Ended
Royalties, Service Charges and other Income and Expenses	August 26, 2007	August 27, 2006
	(In thousands)

Royalty income	$(6,877)	$(5,319)
Service charges income	(7,774)	(5,796)
Other income and expenses	(4,606)	(4,179)

Total	$(19,257)	$(15,294)

5.	Certain Asset Accounts

Receivables, net. Our receivables include receivables from customers, net of allowances for doubtful accounts; vendor rebates receivable, and miscellaneous receivables as follows:

Receivables and Allowance for Doubtful Accounts	August 26, 2007	August 27, 2006
	(In thousands)

Receivables from customers	$841,896	$729,146
Allowance for doubtful accounts	(23,588)	(17,892)

Receivables from customers, net	818,308	711,254
Vendor rebates receivable	228,568	218,493
Miscellaneous receivables	14,803	13,441

Total	$1,061,679	$943,188

Inventories. Inventories consist primarily of chemicals, fertilizer, and seed products purchased from our suppliers or produced by one of our three formulation facilities, for resale to our customers. We record inventory at the lower of cost or market. We maintain a perpetual inventory system, which we reconcile to physical counts at each location periodically.

Each fiscal quarter, we analyze our inventory against historical sales of inventory products to determine which items may be obsolete or slow-moving. Inventory is then reduced for the difference between our cost and the net realizable value of inventory.

Inventories are comprised of the following:

Inventory	August 26, 2007	August 27, 2006
	(In thousands)

Raw materials and work in process	$12,859	$12,417
Finished goods	600,144	558,231

Total	$613,003	$570,648

Intangible Assets. Intangible assets consist primarily of assets acquired in our business acquisitions and are recorded at their respective fair values in accordance with SFAS No. 141, “Business Combinations.” Our intangible assets consist of finite- and indefinite-lived assets. Finite-lived intangible assets are amortized based on their estimated useful lives, ranging from 3 to 10 years, depending on the type of asset. For the twenty-six weeks ended August 26, 2007, and August 27, 2006, amortization expense was $3.6 million and $0.7 million, respectively. Indefinite-lived assets are not amortized but tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the twenty-six week period ended August 26, 2007, we recorded $3.3 million of intangibles, primarily related to product registration costs and business acquisitions completed in fiscal 2008. At August 26, 2007, and August 27, 2006, net intangible assets totaled $49.8 million, and $31.2 million, respectively.

Goodwill. Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in business acquisitions plus acquisition costs. Goodwill is not amortized. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We completed our latest goodwill impairment test at November 26, 2006, and determined that there was no impairment at that date. We may be subject to earnings volatility if goodwill impairment occurs at a future date. During the twenty-six weeks ended August 26, 2007, we recorded $1.0 million of goodwill related to acquisitions completed in fiscal 2008 and $0.7 million for finalization of purchase accounting for previous acquisitions. At August 26, 2007, and August 27, 2006, goodwill totaled $46.8 million, and $36.9 million, respectively.

Debt Issuance Costs. Our debt issuance costs net of amortization were $4.8 million, and $6.0 million at August 26, 2007, and August 27, 2006, respectively. In June 2006, we wrote off approximately $16.0 million of debt issuance costs related to our previous debt instruments at the time they were paid off. Our debt issuance costs at August 26, 2007 and August 27, 2006, consist of costs related to replacing our credit facility and establishing a new senior secured credit facility. Debt issuance costs are being amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt. The related amortization is recognized as interest expense and other amortization expense.

6.	Hedging Activities

In July 2006, in compliance with the terms of our new credit facility, we entered into two interest rate swaps to manage exposure to changes in cash flows related to changes in the variable interest rate on a portion of our long-term debt. Under the terms of the swaps, we pay a designated fixed rate and receive a variable rate, which is based on LIBOR. The rate received is expected to offset the variable rate to be paid on the long-term debt which is also based on LIBOR.

At August 26, 2007, the notional value of the interest rate swaps was $165 million. The notional values of these amortizing swaps will decline to $90 million prior to expiration in July 2011. The fair value of the interest rate swaps at August 26, 2007, was ($2.6) million and was classified as “Other non-current liabilities” on the balance sheet. The mark-to-market loss, net of taxes, deferred in other comprehensive income at August 26, 2007, was $1.6 million. During the twenty-six weeks ended August 26, 2007, the critical terms of the hedge and the hedged items did not change and there has been no adverse change in the risk of default by counterparties to the swap since inception. As a result, no gain or loss has been recognized due to hedge ineffectiveness.

7.	Stock-Based Compensation

Our stock-based compensation programs include non-qualified stock options, restricted stock units, and deferred compensation. At August 26, 2007, our stock compensation programs were in accordance with the equity compensation plans maintained by the company: the 2004 Long-Term Incentive Plan (the “2004 LTIP”), the 2003 Stock Option Plan (the “2003 Plan”), the 2004 Non-Executive Director Stock Option Plan (the “Director Option Plan”), and the Director Deferred Compensation Plan (the “Director DCP”). At our annual meeting in July 2007, our stockholders ratified the 2007 Long-Term Incentive Plan (the “2007 LTIP”). There will be no further awards under each of the 2003 Plan, the 2004 LTIP, and the Director Option Plan, and future awards will be made pursuant to the 2007 LTIP.

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options. Stock options were granted to certain employees under the 2003 Plan and to members of our board of directors under the Director Option Plan. The following table summarizes information about stock options for the twenty-six weeks ended August 26, 2007, and August 27, 2006:

		Weighted-
	Shares Subject	Average Exercise
Stock Options	to Options	Price per Share

Balance at February 26, 2006 (2,321,756 shares vested and exercisable)	2,841,272	$2.56
Granted	—	—
Exercised	(117,254)	$2.56
Forfeited	—	—

Balance at August 27, 2006 (2,214,391 shares vested and exercisable)	2,724,018	$2.56

Balance at February 25, 2007 (2,161,639 shares vested and exercisable)	2,511,278	$2.56
Granted	—	—
Exercised	(694,543)	$2.56
Forfeited	(2,343)	$2.56

Balance at August 26, 2007 (1,476,985 shares vested and exercisable)	1,814,392	$2.56

At August 26, 2007, there was $0.1 million of unrecognized compensation cost related to unvested stock options. The weighted-average remaining contractual life at August 26, 2007, was 4.2 years, for both outstanding and exercisable options. The total intrinsic value (market value of the stock less the option exercise price) of options exercised in the twenty-six weeks ended August 26, 2007, and August 27, 2006 was $17.7 million and $2.1 million, respectively. The intrinsic value of exercisable options at August 26, 2007, based on the closing market price on August 24, 2007, was $40.7 million.

Restricted Stock Units. We granted restricted stock units (“RSUs”) to eligible employees, management, and members of our board of directors pursuant to the 2004 LTIP which are converted into shares of UAP common stock. The following is a summary of RSU activity for the twenty-six weeks ended August 26, 2007, and August 27, 2006:

		Weighted-
	Restricted	Average Grant
Restricted Stock Units	Stock Units	Price per Share

Balance at February 26, 2006	224,050	$15.94
Granted	515,350	$21.12
Vested and converted to common stock	(56,074)	$15.94
Cancelled	(8,115)	$19.26

Balance at August 27, 2006	675,211	$19.85

Balance at February 25, 2007	672,107	$19.87
Granted	845,445	$26.09
Vested and converted to common stock	(231,057)	$20.01
Cancelled	(21,634)	$22.12

Balance at August 26, 2007	1,264,861	$23.84

We recognize compensation expense over the vesting periods of the awards. The recorded amounts for the twenty-six weeks ended August 26, 2007, and August 27, 2006, were $7.2 million and $1.7 million, respectively.

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total fair values of RSUs that vested during the twenty-six weeks ended August 26, 2007, and August 27, 2006, were $6.0 million and $1.2 million, respectively.

At August 26, 2007, there was approximately $19.7 million of unrecognized compensation expense, before taxes and net of estimated forfeitures, related to RSU grants, which will be recognized over the weighted-average remaining vesting period of 3.2 years.

8.	Income Taxes

We adopted FIN No. 48 on February 26, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on subsequent adjustment of recorded amounts, classification of interest and penalties, accounting in interim periods, disclosure, and transition. Refer to “Adoption of New Accounting Pronouncement” in Note 2 for the discussion regarding the cumulative effect of adopting FIN No. 48.

9.	Debt

In June 2006, our wholly owned subsidiary, United Agri Products, Inc. replaced both its revolving credit facility and senior notes and entered into a new senior secured credit facility. The new senior secured credit facility provides for (a) a new six-year $175 million term loan facility and, (b) a five-year senior secured asset based revolving credit facility in an aggregate principal amount of $675 million, including $50 million for letters-of-credit (jointly referred to hereafter as “the new credit facility,” or the “senior secured credit facility”). Availability of the revolving credit facility is subject to a borrowing base formula, which includes availability of an over-advance during certain periods. The new credit facility provides that interest rates are based on, at United Agri Products, Inc.’s option, (a) LIBOR plus the applicable margin or (b) the base rate, which will be the higher of (i) the rate publicly quoted by the Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks or (ii) the Federal Funds rate plus 0.50%, plus the applicable margin.

The applicable margin for the term facility is 2.00% for LIBOR advances and 0.75% for base rate advances. The applicable margin for the revolving facility is 1.25% for LIBOR advances and 0.00% for base rate advances. The revolving facility is secured by a first-priority lien on all accounts, inventory, general intangibles related to accounts and inventory, and all proceeds of the foregoing (“Current Asset Collateral”) of UAP Holding Corp. and its subsidiaries, and a second priority lien (subject to certain exclusions and exceptions) on other assets and proceeds of such other assets. The term facility is secured by a first-priority lien (subject to certain exclusions and exceptions) in all assets of UAP Holding Corp. and its subsidiaries, and all proceeds thereof other than the Current Asset Collateral, and a second-priority lien in the Current Asset Collateral.

In June 2006, UAP Holding Corp. and United Agri Products, Inc. consummated the tender offers and consent solicitations for the 10 3/4% Senior Discount Notes due 2012 issued by UAP Holding Corp. and the 8 1/4% Senior Notes due 2011 issued by United Agri Products, Inc. (collectively, the “Senior Notes”). The companies accepted for purchase $123.1 million principal amount at maturity of the 10 3/4% Senior Discount Notes (representing 98.5% of the previously outstanding 10 3/4% Senior Discount Notes) and $203.5 million principal amount of the 8 1/4% Senior Notes representing approximately 99.9% of the previously outstanding 8 1/4% Senior Notes. Total consideration paid for the notes tendered plus accrued interest thereon was $120.6 million for the 10 3/4% Senior Discount Notes and $227.2 million for the 8 1/4% Senior Notes. These payments and related expenses were financed through borrowings under the new senior secured credit facility.

Subsequently, UAP Holding Corp. repurchased in brokered market transactions all of the $1.9 million principal amount at maturity of its 10 3/4% Senior Discount Notes due 2012 that had remained outstanding following the closing on June 1, 2006, of the tender offer and consent solicitation. Accordingly, all of the 10 3/4% Senior Discount Notes previously issued and authenticated under the indenture dated as of January 26, 2004, as

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

supplemented (the “Indenture”), between UAP Holding Corp. and The Bank of New York (formerly JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”), had been delivered by UAP Holding Corp. to the Trustee and cancelled. In accordance with Section 11.01 of the Indenture, UAP Holding Corp. satisfied and discharged the Indenture, which satisfaction and discharge was acknowledged by the Trustee on November 24, 2006. Upon satisfaction and discharge, the Indenture ceased to be of further effect (except for certain rights of the Trustee).

At August 26, 2007, there was $675.0 million of total borrowing capacity under the revolving credit facility and United Agri Products, Inc. had aggregate borrowing availability thereunder of $258.9 million (after giving effect to $400.7 million of revolving loans and $15.4 million of letters of credit under the sub-facility).

At August 26, 2007, we believe that the permitted distributions available to pay dividends under the restricted payment covenant of the senior secured credit facility would be approximately $119 million, before giving effect to the September 4, 2007 dividend payment of $11.7 million.

Our weighted average interest rate on short-term borrowings outstanding at August 26, 2007, was 6.6%.

Our senior secured credit facility contains certain customary representations, warranties, and affirmative covenants. At August 26, 2007, we were in compliance with all covenants under our senior secured credit facility.

Total current and long-term debt at August 26, 2007, and August 27, 2006, consisted of the following:

Debt	August 26, 2007	August 27, 2006
	(In thousands)

Total debt
Senior Secured Asset Based Revolving Credit Facility	$400,734	$190,015
Term Loan Facility	173,250	175,000
8 1/4% Senior Notes	15	15
10 3/4% Senior Discount Notes, at accreted value	—	1,687

Total debt	573,999	366,717
Less: current portion
Senior Secured Asset Based Revolving Credit Facility	$400,734	$190,015
Term Loan Facility	1,750	1,750

Total long-term debt	$171,515	$174,952

Maturities of debt in the remainder of fiscal 2008 and each of the five subsequent years are as follows:

Fiscal Year Ending	At August 26, 2007
(In thousands)

2008	$401,609
2009	1,750
2010	1,750
2011	1,750
2012	1,750
2013 and thereafter	165,390

Total	$573,999

10.	Incentive-Based Compensation Plan

We have an incentive-based compensation plan for officers and key employees. Factors considered in the plans include growth, profitability, and key performance metrics of both individual and overall company operating

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performance. Amounts charged to expense totaled $10.1 million in the twenty-six weeks ended August 26, 2007, and $4.5 million in the twenty-six weeks ended August 27, 2006.

11.	Dividends

On March 1, 2007, we paid an $0.1875 per share dividend, and on June 1, 2007, we paid a $0.225 per share dividend.

On July 11, 2007, our board of directors declared a quarterly dividend on our common stock in the amount of $0.225 per share of common stock. We paid this dividend on September 4, 2007, to shareholders of record at August 15, 2007.

In addition to dividends to our stockholders, the RSUs that we grant to eligible employees, management, and members of our board of directors, generally include the right to receive dividend equivalent payments on each RSU that are equal to dividends paid on each share of our common stock.

12.	Business Segment and Related Information

The company has one reporting segment engaged in the sale of agricultural inputs to growers and regional dealers.

Net sales and long-lived assets by geographical area are as follows:

	Twenty-Six Weeks Ended
Net Sales	August 26, 2007	August 27, 2006
	(In thousands)

United States	$2,414,667	$2,117,690
Canada	52,883	48,125

Total	$2,467,550	$2,165,815

Long-lived Assets	August 26, 2007	August 27, 2006
	(In thousands)

United States	$226,816	$176,710
Canada	1,209	805

Total	$228,025	$177,515

Long-lived assets consist of property, plant and equipment, net of depreciation; goodwill, indefinite-life and amortizable intangibles; and other assets. Long-lived assets by geographical area are based on the location of facilities.

Net sales by product category are as follows:

	Twenty-Six Weeks Ended
Net Sales by Product Category	August 26, 2007	August 27, 2006
	(In thousands)

Chemicals	$1,341,450	$1,280,762
Fertilizer	678,792	490,801
Seed	384,634	343,216
Other	62,674	51,036

Total	$2,467,550	$2,165,815

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Related Party Transactions

The predecessor of UAP Holding Corp. was initially formed by ConAgra Foods, Inc. (“ConAgra”) through a series of acquisitions, beginning in May 1978. In 2003 Apollo Management V, L.P. (“Apollo”), through UAP Holding Corp., acquired part of ConAgra Foods’ United States and Canadian Agricultural Products Businesses from ConAgra. In 2004 we consummated the initial public offering of our common stock.

In March 2006, certain funds affiliated with Apollo and current and former employees, including certain members of our management sold 9,322,858 of UAP Holding Corp.’s common shares in a secondary offering pursuant to a shelf registration statement. The sale, from which UAP Holding Corp. received no proceeds, represented approximately 18.5% of the current shares outstanding. Immediately following this sale, Apollo beneficially owned approximately 17% of UAP Holding Corp.’s outstanding common stock and our management team’s beneficial ownership of UAP Holding Corp., including vested options, decreased to approximately 6.0%.

In November 2006, certain funds affiliated with Apollo and current and former employees, including certain members of our management sold an additional 9,322,857 of UAP Holding Corp.’s common shares in a secondary offering pursuant to a shelf registration statement. The sale, from which UAP Holding Corp. received no proceeds, represented approximately 18.3% of the current shares outstanding. Immediately following this sale, Apollo no longer beneficially owned any of UAP Holding Corp.’s outstanding common stock and our management team’s beneficial ownership of UAP Holding Corp., including vested options, decreased to approximately 4.4%.

14.	Commitments and Contingencies

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as lease agreements, debt agreements, and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). We enter into unconditional purchase obligation arrangements in the normal course of business to ensure that adequate levels of sourced product are available to us.

Tax contingencies are provided for under FIN No. 48. See Note 2 and Note 8.

We are a party to a number of lawsuits and claims arising out of the operation of our businesses. Our management believes the ultimate resolution of such matters should not have a material adverse effect on our business, financial condition, cash flow, results of operations, or liquidity.

In some cases, pursuant to indemnity agreements, third parties (including government reimbursement funds and insurers) may contribute to the costs of cleanup at certain sites. Pursuant to the asset purchase agreement dated November 24, 2003, in which ConAgra sold United Agri Products and its related businesses to UAP Holding Corp., ConAgra has agreed to provide us with a partial reimbursement of costs that we may incur relating to any cleanup requirements due to environmental conditions at our Greenville, Mississippi facility prior to our purchase of the site from them in November 2003. Additionally, on October 14, 2002, December 23, 2002, and December 31, 2002, three separate lawsuits were filed in the Circuit Court of Washington County, Mississippi against our subsidiary, Platte Chemical Company (“Platte”), and certain former employees of Platte, relating to alleged releases from Platte’s Greenville, Mississippi facility. The plaintiffs in such suits are seeking compensation for alleged personal injury and property damage. In connection with the Acquisition, ConAgra agreed to partially reimburse us, subject to a cap, for fees and expenses we incur in connection with such lawsuits. Subsequent to November 23, 2003, another lawsuit not covered by the ConAgra cost sharing agreement was filed in the Circuit Court of Washington County, Mississippi against us, which lawsuit relates to the same alleged releases from the Greenville, Mississippi facility. While discovery in the Greenville litigations is not yet complete, based on information available to us at this time we do not believe that such litigations, if adversely determined, would have a material adverse effect on our business, financial condition, cash flow, results of operations, and liquidity.

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Subsequent Events

Debt. On September 4, 2007, we announced our intention to amend our existing credit facility to increase the senior secured term loan facility (such increase, the “Term Loan Add-on”) by $150 million. The proceeds of the Term Loan Add-on will be used to refinance outstanding balances under our revolving credit facility, which will provide additional liquidity to fund future acquisition and capital expansion opportunities as they arise, and to pay fees and expenses. We have entered into a commitment letter (the “Commitment Letter”) with a financial institution (the “Lead Arranger”), whereby the Lead Arranger agreed to provide and syndicate the Term Loan Add-on. The Lead Arranger’s commitment under the Commitment Letter terminates on the earlier of the date the definitive loan documents related to the Amended Credit Facilities become effective or October 31, 2007. On October 4, 2007, we announced that we expect the amount of the Term Loan Add-on to be increased from $150 million to $225 million. Notwithstanding the Commitment Letter, we make no assurance that the Term Loan Add-on will be consummated on the terms in the Commitment Letter or at all.

Dividends. On October 4, 2007, our board of directors declared a quarterly dividend on our common stock in the amount of $0.225 per share. The record date for the dividend payment will be November 15, 2007, and the payment date will be December 3, 2007.

16.	Reconciliation with Canadian Generally Accepted Accounting Principles

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) which differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”).

The principal differences between the company’s accounting policies and disclosures under U.S. GAAP and Canadian GAAP are described below. No reconciliation of net income has been provided as the application of Canadian GAAP would not have a significant impact on net income.

Application of Canadian GAAP would impact the following balance sheet items as reported under U.S. GAAP:

	U.S. GAAP	Canadian GAAP	Note	Difference
	(In thousands of U.S. dollars)

August 26, 2007:
Current deferred income taxes	$29,224	$30,106	a	$882
Debt issuance costs, net	4,844	—	b	(4,844)
Short-term debt	402,484	399,216	b	(3,268)
Long-term debt	171,515	169,939	b	(1,576)
Common stock	52	119,534	c	119,482
Additional paid-in capital	154,019	—	c	(154,019)
Contributed surplus	—	36,858	a,c	36,858
Retained earnings	125,454	128,575	a,d	3,121
Accumulated other comprehensive income	5,733	1,173	d	(4,560)

a) Share-based payments — On February 27, 2006, we adopted SFAS 123(R), Share-Based Payments which requires the measurement and recognition of compensation cost for all share-based awards made to employees and directors based on the grant date estimated fair value of each award over the grantee’s requisite service period, net of estimated forfeitures. Prior to the adoption of SFAS 123(R), we followed the guidance of APB 25, Accounting for Stock Issued to Employees. No stock-based compensation expense was recognized by the Company for stock options under APB 25 because the exercise price of all grants was at least equal to the market value of the stock on the grant date. The Canadian GAAP requirements for recognition of compensation expense for all stock-based awards would have been effective on a prospective basis as of the beginning of our fiscal year ended February 22,

UAP HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004, and are similar to the requirements of SFAS 123(R). The cumulative adjustment to retained earnings for stock-based compensation not previously recorded under U.S. GAAP was $1.4 million, net of tax.

b) Debt issuance costs, net — Under U.S. GAAP, debt issuance costs are deferred and recorded as assets. Canadian GAAP requires that such costs be presented as a reduction of the related debt.

c) Shareholders’ equity — Under U.S. GAAP, amounts related to the sale of shares in excess of their par value, share-based awards, and certain related tax benefits upon exercise of such awards are classified as additional paid-in capital. Under Canadian GAAP, these items are classified as either common stock or contributed surplus.

d) Accumulated other comprehensive income (“AOCI”) — Under U.S. GAAP, amounts in AOCI relating to translation differences of a foreign subsidiary are considered to have been realized and are recognized in net income only upon the sale or complete liquidation of the subsidiary. Under Canadian GAAP, a partial reduction in an enterprise’s net investment, such as a dilution or sale of part of an interest in the foreign operation, or a reduction in the equity of the foreign operation, results in the recognition of a proportionate amount of the cumulative translation adjustment in net income. The income statement impact of this difference is not significant. The balance sheet impact of $4.6 million resulting from cumulative dividends is reflected as a reduction in AOCI and an increase in retained earnings.

Canadian GAAP requires the inclusion of a comparative consolidated statement of stockholders’ equity for interim reporting periods. This comparative information is provided below:

Condensed Consolidated Statement Of Stockholders’ Equity

					Accumulated
			Additional		Other	Total
	Common	Rabbi	Paid in	Retained	Comprehensive	Stockholders’
Twenty-Six Weeks Ended August 27, 2006	Stock	Trust	Capital	Earnings	Income	Equity
	(In thousands of U.S. dollars)

Balance at February 26, 2006	$51	$3,956	$117,392	$32,606	$5,734	$159,739
Dividends to stockholders	—	—	—	(19,101)	—	(19,101)
Stock compensation — stock options and restricted stock units net of holdback for taxes on restricted stock units vested and issued	—	—	1,291	—	—	1,291
Stock and stock option income tax benefits	—	—	3,145	—	—	3,145
Rabbi trust distribution	—	(1,978)	1,978	—	—	—
Stock options exercised	—	—	300	—	—	300
Comprehensive income:
Net income	—	—	—	54,018	—	54,018
Cash flow hedges	—	—	—	—	(1,279)	(1,279)
Foreign currency translation adjustment	—	—	—	—	777	777

Total comprehensive income	—	—	—	54,018	(502)	53,516

Balance at August 27, 2006	$51	$1,978	$124,106	$67,523	$5,232	$198,890

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
UAP Holding Corp.
Greeley, Colorado

We have audited the accompanying consolidated balance sheets of UAP Holding Corp. and subsidiaries (the “Company”) as of February 25, 2007 and February 26, 2006, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UAP Holding Corp. and subsidiaries as of February 25, 2007 and February 26, 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
April 24, 2007, except for Note 20, as to which the date is November 29, 2007.

UAP HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

	February 25,	February 26,
	2007	2006
	(Dollars in thousands except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$19,506	$79,168
Receivables, less allowance for doubtful accounts of $15,735 and $12,770	338,229	288,879
Inventories	883,033	730,771
Deferred income taxes	28,046	21,168
Vendor prepay	64,700	69,841
Other current assets	8,547	16,123

Total current assets	1,342,061	1,205,950
Property, plant and equipment	145,455	114,991
Less accumulated depreciation	(35,234)	(24,676)

Property, plant and equipment, net	110,221	90,315
Goodwill	45,138	27,167
Intangible assets, net	50,076	26,121
Deferred income taxes	4,448	9,951
Debt issue costs, net	5,445	17,155
Investment in unconsolidated affiliates	121	4,166
Other assets	1,676	1,085

Total assets	$1,559,186	$1,381,910

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$184,739	$—
Accounts payable	926,632	819,071
Other accrued liabilities	78,451	73,962
Deferred income taxes	2,200	1,433

Total current liabilities	1,192,022	894,466
Long-term debt	172,390	306,339
Other non-current liabilities	6,567	1,890
Deferred income taxes	17,953	19,476
Commitments and contingencies (note 13)
Stockholders’ equity:
Common stock, $.001 par value, 90,000,000 shares authorized, 51,194,620 and 50,814,430 issued and outstanding, respectively	51	51
Management stock — rabbi trust	—	3,956
Additional paid-in capital	138,569	117,392
Retained earnings	27,801	32,606
Accumulated other comprehensive income	3,833	5,734

Stockholders’ equity	170,254	159,739

Total liabilities and stockholders’ equity	$1,559,186	$1,381,910

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands except share and earnings per share amounts)

Net sales	$2,854,108	$2,727,789
Costs and expenses:
Cost of goods sold	2,469,648	2,337,710

Gross profit	384,460	390,079
Selling, general and administrative expenses	270,958	273,023
(Gain) loss on sale of assets	211	(1,307)
Restructuring costs	419	1,606
Royalties, service charges and other (income) and expenses	(29,069)	(29,427)

Operating income	141,941	146,184
Interest expense	37,768	37,340
Finance related and other charges	48,270	330

Income before income taxes	55,903	108,514
Income tax expense	22,449	42,137

Net income	$33,454	$66,377

Earnings per share:
Basic	$0.66	$1.31
Diluted	$0.64	$1.27
Cash dividends declared per share of common stock	$0.75	$0.6375
Weighted average shares outstanding:
Basic	50,972,368	50,494,690
Diluted	52,469,497	52,252,512

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Operations
Net Income	$33,454	$66,377
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation	11,711	11,043
Amortization of intangibles	3,033	1,367
Amortization of debt issuance costs	2,002	4,400
Write-off of debt issuance costs	15,957	—
Premium paid to tender notes payable	31,714	—
Accretion of discount on notes	—	10,391
(Gain) loss on sales of fixed assets	211	(1,307)
Equity in (earnings) loss of unconsolidated affiliates	492	(95)
Stock compensation expense	3,586	792
Deferred taxes	(1,193)	(2,207)
Change in operating assets and liabilities:
Receivables	(25,149)	(53,070)
Inventories	(96,029)	(36,473)
Vendor prepay	6,428	79,169
Other current and noncurrent assets	340	382
Accounts payable, accrued liabilities and noncurrent liabilities	49,521	(18,692)

Net cash provided by (used for) operations	36,078	62,077
Investing
Acquisition payment to ConAgra Foods, Inc.	—	—
Additions to property, plant and equipment	(23,026)	(16,246)
Addition of other long-lived assets	(2,076)	—
Proceeds from sales of assets	9,402	2,354
Acquisition of businesses, net of cash acquired	(82,125)	(1,350)

Net cash used for investing	(97,825)	(15,242)
Financing
Checks not yet presented	14,160	5,999
Net borrowings (payments) on revolving line of credit	182,989	(55)
Debt issuance costs	(6,374)	(1,297)
Long-term debt issued,	175,000	—
Long-term debt redemption and payments	(338,913)	—
Excess income tax benefits from stock based compensation arrangements	12,791	—
Series A preferred stock redemption	—	—
Proceeds from sales of common stock offering, net of costs	—	—
Proceeds from common stock options exercised	844	1,009
Dividends paid	(38,188)	(22,708)

Net cash provided by (used for) financing	2,309	(17,052)

Net effect of exchange rates on cash and cash equivalents	(224)	1,181

Net change in cash and cash equivalents	(59,662)	30,964
Cash and cash equivalents at beginning of period	79,168	48,204

Cash and cash equivalents at end of period	$19,506	$79,168

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$36,904	$24,825
Cash paid for prior years’ accreted discount on notes payable	$20,968	$—
Cash paid during the year for income taxes	$12,918	$41,178
Dividends declared but not yet paid	$9,599	$9,528

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
	Class A	Additional			Other	Total
	Common	Paid in	Rabbi	Retained	Comprehensive	Stockholders’
	Stock	Capital	Trust	Earnings	Income	Equity
	(Dollars in thousands)

Fiscal Year Ended February 26, 2006
Balance at February 27, 2005	$50	$109,863	$4,819	$(1,535)	$3,290	$116,487
Dividend to stockholders	—	—	—	(32,236)	—	(32,236)
Exercise of stock options	1	1,008	—	—	—	1,009
Stock and stock options income tax benefits	—	4,866	—	—	—	4,866
Rabbi trust distribution	—	863	(863)	—	—	—
Restricted stock unit vesting	—	792	—	—	—	792
Comprehensive income
Net Income	—	—	—	66,377	—	66,377
Foreign currency translation adjustment	—	—	—	—	2,444	2,444

Total comprehensive income	—	—	—	66,377	2,444	68,821

Balance at February 26, 2006	$51	$117,392	$3,956	$32,606	$5,734	$159,739

Fiscal Year Ended February 25, 2007
Balance at February 26, 2006	$51	$117,392	$3,956	$32,606	$5,734	$159,739
Dividend to stockholders	—	—	—	(38,259)	—	(38,259)
Stock compensation — stock options and restricted stock units net of holdback for taxes on restricted stock units vested and issued	—	780	—	—	—	780
Stock and stock options income tax benefits	—	12,791	—	—	—	12,791
Rabbi trust distribution	—	3,956	(3,956)	—	—	—
Restricted stock unit vesting	—	3,650	—	—	—	3,650
Comprehensive income
Net Income	—	—	—	33,454	—	33,454
Cash flow hedges	—	—	—	—	(1,596)	(1,596)
Foreign currency translation adjustment	—	—	—	—	(305)	(305)

Total comprehensive income	—	—	—	33,454	(1,901)	31,553

Balance at February 25, 2007	$51	$138,569	$—	$27,801	$3,833	$170,254

The accompanying notes are an integral part of the financial statements.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS
Fiscal Year Ended February 25, 2007 and Fiscal Year Ended February 26, 2006,

Unless the context requires otherwise, all references to “Company,” “we,” “us,” “ours,” and “UAP” refer specifically to UAP Holding Corp. and its consolidated subsidiaries. Additionally, all references to UAP Holding Corp. refer specifically only to UAP Holding Corp., excluding its subsidiaries, all references to “United Agri Products” refer specifically only to United Agri Products, Inc., and its subsidiaries, and all references to “United Agri Products, Inc.” refer specifically to United Agri Products, Inc., excluding its subsidiaries.

1.	Description of the Business and Summary of Significant Accounting Policies

Business. UAP Holding Corp. is the largest independent distributor of agricultural and professional non-crop inputs in the United States and Canada. We market a comprehensive line of products including chemicals, fertilizer, and seed to farmers, commercial growers, and regional dealers. We have approximately 370 distribution, storage, and sales locations. We also have three formulation facilities where we blend products primarily for sale by our distribution facilities.

The predecessor of UAP Holding Corp. was initially formed by ConAgra Foods, Inc. (“ConAgra”) through a series of acquisitions, beginning in May 1978. On November 24, 2003, Apollo Management V, L.P. (“Apollo”), ConAgra, and UAP Holding Corp. acquired ConAgra Foods’ United States and Canadian Agricultural Products Businesses, excluding its wholesale fertilizer and other international crop distribution businesses, which we refer to as the “Acquisition.”

On November 29, 2004, we consummated the initial public offering of our common stock, (the “Common Stock Offering”) which is traded under the symbol “UAPH” on the NASDAQ National Market.

Principles of Consolidation. The consolidated financial statements include our accounts and the accounts of all our wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated. Investments in and the operating results of 50%-or-less owned entities over which we do not have the ability to exercise significant control are accounted for using the equity method.

Fiscal Year. Our fiscal year operates on a 52- or 53-week period ending on the last Sunday in February. Our fiscal years 2007 and 2006 each contained 52 weeks.

Seasonality. Our and our customers’ businesses are seasonal, based upon the planting, growing, and harvesting cycles. During fiscal years 2006 and 2007, more than 75% of our net sales occurred during the first and second fiscal quarters of each year because of the condensed nature of the planting season. As a result of the seasonality of sales, we experience significant fluctuations in our revenues, income, and net working capital levels. In addition, weather conditions and changes in the mix of crops planted can cause quarterly results to vary.

Since our suppliers typically operate on a crop year, which is a different year than our fiscal year, our rebate agreements with our suppliers are estimated throughout the year. Changes in estimates can impact our margin percentages by quarter.

Our results of operations over any one quarter are not necessarily indicative of the results to be expected over the full fiscal year.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue, and expenses as reflected in the financial statements. Actual results could differ from those estimates and the differences could be material. Estimates are also required for other items.

Cash and Cash Equivalents. We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Receivables and Allowance for Doubtful Accounts. Our receivables include receivables from customers, less allowances for doubtful accounts, vendor rebates receivable, and miscellaneous receivables. As of February 25, 2007, and February 26, 2006, the net receivables from customers were $273.4 million and $228.4 million, respectively; vendor rebates receivable were $47.4 and $44.2 million, respectively; and miscellaneous receivables were $17.4 million and $16.3 million, respectively.

Allowance for Doubtful Accounts. To establish our allowance for doubtful accounts, we evaluate the collectibility of specific accounts receivable based upon a variety of factors, including customer credit worthiness, past payment performance, and collateral that we hold. We adjust the bad debt expense accordingly. We estimate uncollectible receivables based on the historical bad debt experience and establish a general reserve accrual as sales are made. The specific estimates are adjusted when we are aware of changes in a customer’s ability to meet their financial commitments. We also make changes when we have additional information or collateral from the customer that substantiates the basis for a change. Some customers may have insurance that is assigned to us in the event of crop disasters and there may also be government disaster payments.

While we have a large customer base that is geographically dispersed, a decrease in crop yields and/or commodity prices in the markets in which we operate may result in higher than expected uncollectible accounts, and, therefore, we may need to revise estimates for bad debts. To the extent that our historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions (or credits) for doubtful accounts. At February 25, 2007, and February 26, 2006, the allowance for doubtful accounts totaled $15.7 and $12.8 million, respectively.

Vendor Rebate Receivables. We receive vendor rebates from many of our suppliers, primarily chemical and seed suppliers. These rebates are usually covered by binding agreements and published programs but can also be open-ended, subject to future definition or revision. Rebates earned are generally based on achieving targeted sales, purchase, or volume tiers or on achieving targeted sales growth or market share growth rates.

Rebates typically cover performance during the crop year, which is based on the planting, growing, and harvesting cycles and differs from our fiscal year. The crop year for fiscal year 2007 began as early as September 2005 and ended as late as December 31, 2006, depending on the supplier. Because of the timing of the crop year relative to our fiscal year and because our vendor programs are typically not multi-year programs, the rebate income earned and recognizable for the crop year ended during the current fiscal year has largely been received by our fiscal year end and the related rebate income recognized. The programs that start late in one fiscal year and conclude in the subsequent fiscal year typically will not result in significant income in the fiscal year that they begin because sales activity during that period, the winter season, is significantly reduced.

Rebates that are probable and reasonably estimable are accrued at expected rates based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates that are based on sales volume are offset to cost of goods sold when we estimate they have been earned based on our anticipated sales volume of related products.

Inventory and Inventory Reserves. Inventory consists primarily of chemicals, fertilizer, and seed products purchased from our suppliers, or produced by one of our three facilities, for resale to our customers. We record inventory at the lower of cost or market. We maintain a perpetual inventory system, which we reconcile to physical counts at each location periodically.

Each fiscal quarter, we analyze our inventory against historical sales of inventory products to determine which SKU items may be obsolete or slow-moving. A reserve is then established based on this analysis. The reserve is

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

intended to reflect the net realizable value of inventory that we may not be able to sell at a profit based on its original cost. Our reserves for slow-moving and obsolete inventory items were $7.1 million, and $5.4 million, as of February 25, 2007, and February 26, 2006, respectively.

In evaluating the adequacy of our reserve for slow-moving and obsolete inventory, we consider a combination of factors including but not limited to:

•	the level of inventory in relationship to historical sales by product based on product sales at both the geographic region and Company levels;

•	the product’s registration status with state and federal authorities;

•	our ability to return excess or obsolete inventory items to our suppliers in exchange for credit or other more salable products;

•	the impact of favorable or unfavorable weather conditions, insect pressures, or plant disease outbreaks on a product’s usage during the most recent growing season;

•	the product’s shelf-life or expiration date;

•	changes in customer preferences due to new, improved, or competing products; and

•	geographical location.

Our reserve for slow-moving and obsolete inventory requires significant management judgment and may periodically require adjustment as changes in the above factors occur.

Our vendor rebate reserve relates to our vendor rebates receivable (see “Vendor Rebate Receivables” above). We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products and therefore as a reserve against inventory until we sell the product, at which time such rebates and prepay discounts reduce cost of goods sold in our statement of earnings and the reserve against inventory is equally reduced. As of February 25, 2007, and February 26, 2006, we had $13.8 million and $25.0 million, respectively, of reserves against inventory related to rebates and prepay discounts paid on purchases which had not yet been sold and therefore were unearned.

Prepayments to Vendors. Prepayments to vendors consist of payments for inventory that has not yet been received. We are able to obtain discounts by prepaying for product and receiving it later, when needed. When the inventory is received, it is valued at cost, which is net of the applicable discount.

Other Current Assets. Other current assets of $8.5 million as of February 25, 2007, consist primarily of $6.8 million of prepaid expenses. Other current assets as of February 26, 2006, consist of $8.0 million of prepaid expenses and $8.1 million of assets held for sale. The assets held for sale relate to a portion of Canadian retail operations sold during the first quarter of fiscal year 2007 — of which $4.8 million was for inventory and $3.3 million was for property, plant and equipment. No depreciation is recognized on assets held for sale. These assets are reviewed for impairment as part of our long-lived asset impairment review.

Property and Equipment. Property and equipment are recorded at cost and depreciated based on the following estimated useful lives of the assets:

Land improvements	15 years
Buildings	15 - 40 years
Machinery and equipment	5 - 10 years
Furniture, fixtures, office equipment, and other	3 - 7 years

Maintenance and repair costs are charged to expense as incurred. Renewals and improvements that extend the useful lives of assets are capitalized. Gains or losses are recognized upon disposition. Depreciation of property and equipment totaled $11.7 million and $11.0 million in fiscal 2007 and 2006, respectively.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets Other than Goodwill. We periodically evaluate the recoverability of the carrying amount of long-lived assets to be held and used, other than goodwill and purchased intangible assets with indefinite useful lives, whenever events or changes in circumstances indicate the carrying amounts of such assets may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general industry trends and economic projections, and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. In that event, an impairment charge is recognized to the extent the carrying value of the asset exceeds its fair value. No impairment charges were recognized for fiscal 2007. We recognized an impairment charge of $0.1 million for fiscal 2006 related to property held for sale.

Goodwill. Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with the business acquisitions plus costs of acquisition. Goodwill is not amortized. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment annually as well as whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We completed our annual goodwill impairment test as of November 26, 2006, and determined that there was no impairment as of that date. We may be subject to earnings volatility if goodwill impairment occurs at a future date. At February 25, 2007, and February 26, 2006, goodwill totaled $45.1 million and $27.2 million, respectively. During 2007, goodwill increased by $18.0 million as a result of our business acquisitions.

Intangible Assets, Net. Intangible assets consist primarily of assets acquired in our recent acquisitions and are recorded at their respective fair market values in accordance with SFAS No. 141, “Business Combinations.” Our intangible assets consist of finite- and indefinite-lived assets. Finite-lived intangible assets are tested for impairment as noted above under “Impairment of Long-Lived Assets Other than Goodwill” and are amortized based on their estimated useful lives as follows:

EPA registrations	10 years
Customer relationships	10 years
Non-compete agreements	3-6 years
Other	5-10 years

Indefinite-lived assets are not amortized but tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

No impairment of intangible assets was recognized in fiscal 2007 or 2006.

Debt Issuance Costs. Our debt issuance costs net of amortization were $5.4 million and $17.2 million at the end of fiscal 2007, and 2006, respectively. During fiscal 2007, we wrote off approximately $16.1 million of debt issuance costs related to our previous financing arrangement. Our debt issuance costs at the end of fiscal 2007 consist of costs related to replacing our credit facility and establishing a new senior secured credit facility. Our debt issuance costs at the end of fiscal 2006 consisted of costs associated with United Agri Products’ revolving credit facility, United Agri Products’ 8 1/4% Senior Notes due 2011 (the “8 1/4% Senior Notes”), and our 10 3/4% Senior Discount Notes due 2012 (the “10 3/4% Senior Discount Notes”). Deferred debt issue costs are being amortized on a straight-line basis, which approximates the effective interest method, over the terms of the debt, to which the costs relate. The related amortization is recognized as interest expense and other amortization expense.

Investments in Unconsolidated Affiliates. At February 25, 2007, our investment in unconsolidated affiliates consists of a less than 50% ownership in two limited liability companies and is accounted for using the equity method of accounting. Our proportionate share of income resulting from this investment is included in our operating income under “Royalties, service charges and other income and expenses.”

At February 26, 2006, our investment in unconsolidated affiliates consisted of a 50% ownership in a joint venture which is accounted for using the equity method of accounting. Our proportionate share of income resulting from this investment is included in our operating income under “Royalties, service charges and other income and

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

expenses.” The purchase of the non-owned balance of this joint venture in March 2006 resulted in this affiliate’s financial statements being consolidated with those of UAP Holding Corp. in fiscal 2007.

Our investment in unconsolidated affiliates was $0.1 million at February 25, 2007, and $4.2 million at February 26, 2006. Our share of the equity in unconsolidated affiliate earnings was $(0.5) million in fiscal year 2007, and $2.6 million in fiscal year 2006.

Products sold between us and our unconsolidated affiliates are sold at cost in order to eliminate any profit on these transactions. Total related net sales were $0.0 million, and $3.7 million, in fiscal years 2007 and 2006 respectively.

Accounts Payable. Accounts payable includes payables to our vendors for goods we have received. At the end of the crop season, some of our vendors agree to repurchase our inventory that is currently on hand and allow us to repurchase such inventory under new terms. When customers give us advances, in exchange for a future discount, or agreed-to-pricing, it is included in accounts payables.

Other Current Accrued Liabilities. Other accrued liabilities include liabilities for expenses, claims incurred but not yet billed, and self-insurance and environmental reserves as set forth below. It also includes “Checks not yet presented,” which represents bank accounts with negative balances due to outstanding checks not yet presented to the bank. We may also provide additional discounts and cash payments to customers that meet certain target programs, which are accrued in this account.

•	Self-Insurance Reserves. We are self-insured for certain losses and expenses within the retentions of our insurance policies for claims relating to workers’ compensation, employee medical, automobile, general and product liability, and crop claims as well as claims for which we are not insured (“self-insured losses”). We maintain stop loss coverage to limit the exposure that could arise out of such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon our estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and our historical loss development experience. Our reserves for self-insured losses were $11.4 million on February 25, 2007, and $7.5 million on February 26, 2006. To the extent the projected losses resulting from claims incurred as of February 25, 2007, differs from the actual development of such losses in future periods, our self-insurance reserves could differ significantly, resulting in either higher or lower future self-insurance expenses.

•	Environmental Reserves. Environmental costs, other than those of a capital nature, are accrued at the time the exposure becomes known and costs can reasonably be estimated. Costs are accrued based upon management’s estimates of all direct costs, after taking into account reimbursements by third parties. We do not accrue liabilities for unasserted claims that we do not reasonably believe are probable or for which we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loses due to uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology, information related to individual sites, and other factors. Our environmental reserves were $2.6 million and $1.5 million as of February 25, 2007, and February 26, 2006, respectively. To the extent the projected future development of losses resulting from environmental claims incurred as of February 25, 2007, differs from the actual development of such losses in future periods, our environmental reserves could differ significantly, resulting in either higher or lower future expense.

Other Noncurrent Accrued Liabilities.

•	Asset Retirement Obligations. SFAS No. 143, “Accounting for Asset Retirement Obligations,” requires us to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal obligation to retire the asset exists. This includes obligations incurred as a result of the acquisition, construction, or normal operation of a long-lived asset. In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47 (FIN 47) “Accounting for Conditional Asset

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Retirement Obligations,” providing final guidance that clarifies how companies should account for asset retirement obligations at fair value at the time the liability is incurred. Accretion expense is recognized as an operating expense using the credit-adjusted risk-free interest rate in effect when the liability was recognized. The associated asset retirement obligations are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining useful life of the asset, generally for periods ranging from 5 to 40 years. The majority of our asset retirement obligations relate to environmental testing and potential property restoration costs.

Fair Values of Financial Instruments. Unless otherwise specified, we believe the carrying amount of financial instruments approximate their fair value.

Revenue Recognition. Sales revenue is recognized when the earnings process is complete, which is generally when title and risk of ownership are transferred to our customers. In all cases, we apply the following criteria in recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collection is reasonably assured. Sales revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances, customer rebates, and product returns. Service fee income and royalty income are recognized when earned and are included in other income.

Concentration of Credit Risk. The majority of our sales are credit sales, which are made primarily to customers whose ability to pay is dependent, in part, upon the weather conditions and general economic conditions in the areas in which they operate. Concentration of credit risk with respect to trade accounts receivable is limited by the large number of customers comprising our customer base and the geographic regions in which they operate. We perform ongoing credit evaluations of our customers and in certain situations obtain collateral sufficient to protect our credit position.

Shipping and Handling Fees and Costs. We include shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and included in cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included within distribution and delivery expense as part of cost of goods sold.

Income Taxes. Income taxes at the enacted rate are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also provided for operating loss carry forwards and credit carry forwards in those instances in which it is more likely than not that the loss or credit carry forward will reduce future taxes. Deferred taxes are not provided for non-tax deductible goodwill in accordance with SFAS 109, “Accounting for Income Taxes.” Deferred taxes are adjusted to reflect any changes in enacted rates applicable to our company in the period in which the rate is effective.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Earnings Per Share. Earnings per share are based on the weighted average number of shares of common stock outstanding during the period as follows:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(In thousands, except per share data)

Net Income	$33,454	$66,377
Weighted average shares of common stock outstanding used in computing basic earning per share	50,972,368	50,494,690
Net effect of dilutive stock options and restricted stock units	1,497,129	1,757,822
Weighted average shares of common stock used in computing diluted earnings per share	52,469,497	52,252,512
Basic earnings per share	$0.66	$1.31
Diluted earnings per share	$0.64	$1.27

Dividends. Dividends are recorded when declared.

Accounting for Stock Based Compensation. On February 27, 2006, the Company adopted SFAS 123(R), Share-Based Payments (“SFAS 123(R)”) which requires the measurement and recognition of compensation cost for all share-based payment awards made to employees and directors based on the grant date estimated fair value of each award, net of estimated forfeitures, over the employee’s requisite service period. Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees (“APB 25”) as allowed under SFAS 123, Accounting for Stock Based Compensation (“SFAS 123”). Under the intrinsic value method, no share-based compensation cost related to stock options had to be recognized in the Company’s earnings because the exercise price was at least equal to the market value of the common stock on the grant date. Because most of the Company’s stock option grants were vested prior to February 27, 2006, and because the value used to measure compensation expense for restricted shares is the same for APB 25, SFAS 123, and SFAS 123(R), the adoption of SFAS 123(R) had less than a $0.1 million impact on the Company’s operating income, pretax income, and net income and did not affect the reported amount of basic and fully diluted earnings per share for the fiscal year ended February 25, 2007.

The Company elected to use the modified prospective transition method upon adoption of SFAS 123(R), which requires the application of the accounting standard as of February 27, 2006, the first day of the Company’s fiscal year 2007. In accordance with this transition method, the Company’s condensed consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Under SFAS 123(R), for share-based payment awards granted subsequent to February 27, 2006, the fair value of awards that are expected to ultimately vest is recognized as expense over the requisite service periods. SFAS 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based payment awards that will ultimately vest. Forfeiture rates are based on historical rates. The estimated forfeiture rate is adjusted if actual forfeitures differ from original estimates. The effect of any change in estimated forfeitures is recognized through a cumulative catch-up adjustment that will be included in compensation cost in the period of the change in estimate. For share-based payment awards granted prior to February 27, 2006, the Company recognizes remaining unvested SFAS 123 pro forma expenses according to the remaining vesting conditions.

Total share-based compensation cost recognized under SFAS 123(R) for the year ended February 25, 2007, which is included in selling, general and administrative expenses, was $3.9 million and consists of charges associated with restricted stock units and employee stock options. The share-based compensation income tax benefit recognized on this expense was $1.5 million for the same period. The share-based compensation excess

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

income tax benefit recorded and recognized as a source of cash provided by financing activities in the consolidated statement of cash flows was $12.8 million for the year ended February 25, 2007.

Prior to the adoption of SFAS 123(R), the Company presented excess income tax benefits of deductions resulting from stock compensation as cash flows from operating activities in its statements of cash flows. SFAS 123(R) requires the cash flows from the excess tax benefits the company realizes on stock compensation to be presented as cash flows from financing activities. Excess income tax benefits result when compensation expense associated with the distribution of common stock from the rabbi trust, vesting of restricted stock units, and the exercise of stock options is greater for income tax reporting purposes than it is for financial reporting purposes. (see “Deferred Compensation” in Note 15).

Had compensation expense been recognized for stock-based compensation plans in accordance with provisions of SFAS 123, as amended, the impact on fiscal 2006 would have been as follows:

Fiscal Year
Ended February 26,
Stock-Based Compensation	2006
(Dollars in thousands,
except per share amounts)

Net Income as reported	$66,377
Add: Total stock-based employee compensation included in reported net income, net of tax (represents restricted stock expense)	792
Less: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(826)

Pro forma net income	$66,343

Basic earnings per share:
As reported	$1.31
Pro forma	$1.31
Diluted earnings per share:
As reported	$1.27
Pro forma	$1.27

Deferred Compensation — Rabbi Trust. We accounted for deferred compensation arrangements placed in a rabbi trust in accordance with EITF 97-14: “Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested.”

As of February 25, 2007, all of the shares of common stock had been transferred from the rabbi trust to the recipients and no shares of our common stock remained. The rabbi trust was terminated on February 12, 2007.

Hedging Instruments. We use a limited number of derivative financial instruments to mitigate our interest rate and foreign currency exposure. Derivative instruments are recorded on the consolidated balance sheet at their fair value as either assets or liabilities. To date, our designated hedge transactions have been cash-flow hedges. For cash-flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive income and are recognized in current earnings in the period or periods during which the hedged transaction effects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. For a derivative to qualify as a hedge at inception and throughout the hedged period, we formally document the nature and relationships between the hedging instruments and hedged items. We also document our risk-management objectives, strategies for undertaking various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it is later deemed probable that the forecasted transaction will not occur, the gain or loss is recognized in

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Significant hedges are approved by the board of directors. The company does not use derivative financial instruments for trading or speculative purposes.

Recently Issued Accounting Pronouncements.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertain tax positions. Under this interpretation we will recognize in our financial statements the impact of a tax position if it is more likely than not that the position will be sustained on audit, based on the technical merits of the position. FIN 48 proscribes measurement criteria based on our assessment of the probability of a tax position being sustained. FIN 48 also provides guidance on the subsequent adjustment of recorded amounts, interim period accounting, recognition, and classification of interest and penalties, balance sheet classification and disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by us in our first quarter of fiscal 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial condition and we are not yet in a position to determine such effects.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. We will adopt SFAS 157 in our first quarter of fiscal 2009, as required. We are currently evaluating the new standard. However, the adoption of SFAS 157 is not expected to have a material impact on our financial condition, results of operations, or liquidity.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). This standard requires recognition of the funded status of a benefit plan in the statement of financial position. The Standard also requires recognition in other comprehensive income certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. We adopted SFAS 158 at the beginning of fiscal 2007. The adoption of SFAS 158 did not have a material impact on our financial condition, results of operations, or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), in which the Staff provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality. SAB 108 requires quantification of all misstatements on both the “rollover” and “iron curtain” approaches, and if either approach results in a material effect on the financial statements, the financial statements should be adjusted. On February 25, 2007, we adopted SAB 108. Our adoption of SAB 108 did not materially impact our financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement requires a business entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

An entity may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. This statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. We are currently reviewing the requirements of this statement and, at this point in time, we can not determine the impact, if any, that this statement may have on results of operations, financial position or cash flows.

2.	Acquisitions and Divestitures

During fiscal 2007, we acquired eleven businesses at a total initial purchase price of approximately $82 million, net of cash received, and assumed liabilities of approximately $47 million.

Our major acquisitions were (a) the first fiscal quarter purchase of the remaining 50% share of our joint venture in UAP Timberland LLC (“Timberland”), (b) the purchase of Terral AgriServices, Inc. and certain assets of Terral FarmService, Inc. and Wisner Elevator, Inc. (collectively, “Terral”) during the third fiscal quarter, and (c) the fourth quarter purchase of certain retail and service assets of AGSCO, Inc. and AG Depot, Inc., and certain retail distribution assets of Boettcher Enterprises. The total initial purchase price of these acquisitions was approximately $70 million.

We also acquired seven retail distribution locations from independent retail distributors for an initial purchase price of approximately $12 million.

Had the above acquisitions occurred at the beginning of fiscal 2007, and fiscal 2006, an estimate of certain pro forma operating results is as follows:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25, 2007	February 26, 2006
	(Dollars in thousands,
	except per share data)

Revenue	$3,064,048	$3,042,941
Net income	$35,699	$69,660
Earnings per share — Basic	$0.70	$1.38
Diluted	$0.68	$1.33

In addition to the initial purchase price noted above, certain acquisition agreements contain performance based earn-out clauses. These contingent earn-outs currently amount to maximum annual payments of $3.7 million and aggregate maximum payments of $4.8 million. Any contingent earn-out payment made would be accounted for as additional purchase price and would likely increase goodwill. As of February 25, 2007, none of the performance targets necessary to pay the performance based earn-outs had been met and accordingly, no payments had been made.

Prior to the fiscal first quarter acquisition of Timberland, the joint venture was accounted for as an unconsolidated affiliate using the equity method of accounting whereby UAP’s proportionate share of net income before taxes was included in “Royalties, service charges and other income and expenses” in the statements of earnings. With the acquisition, Timberland became a wholly-owned subsidiary and is now consolidated.

We are still finalizing our purchase accounting for certain of the fiscal 2007 acquisitions. Adjustments to the current purchase price allocations are possible, although such adjustments are anticipated to be immaterial.

On February 28, 2006, we sold a portion of our retail locations in western Canada for total consideration of approximately $8 million. Related assets were classified as held for sale in the February 26, 2006 balance sheet. We will continue to supply the purchaser with agricultural inputs pursuant to a supply agreement negotiated as part of the sales contract. This divestiture decreased sales by approximately $20.2 million during the year ended February 25, 2007, when compared with the prior fiscal year.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Royalties, Service Charges and Other Income and Expenses

Royalties, service charges and other income and expenses consist of the following:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Royalties, service charges and other (income) and expenses:
Gain on sale of leased assets	$(3,042)	$(2,007)
Royalty income	(8,151)	(11,600)
Service charge income	(12,379)	(8,823)
Currency translation loss or (gain)	10	(594)
Loss (earnings) of unconsolidated affiliates	492	(2,612)
Miscellaneous income	(5,999)	(3,791)

Total	$(29,069)	$(29,427)

4.	Finance related and other charges

Finance related and other charges are composed of costs and fees related to the Acquisition, the Common Stock Offering, the refinancing of our revolving credit facility and related financing activities. These charges relate to obtaining funding or the termination of funding or other financial transaction agreements.

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Finance related and other charges:
Non-accountable charges paid to ConAgra relating to
the Acquisition	$—	$—
Abandonment of Income
Deposit Securities offering	—	—
Costs relating to our Common Stock Offerings	418	330
Early extinguishment of debt	47,852	—
Premium payable with respect to notes redeemed	—	—

Total	$48,270	$330

5.	Inventories

Inventories are comprised of the following:

	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Inventories:
Raw materials and work in process	$18,129	$15,986
Finished goods	864,904	714,785

Total	$883,033	$730,771

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Property, Plant and Equipment

Property, plant and equipment are comprised of the following:

	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Property, Plant and Equipment:
Land	$16,594	$13,769
Buildings, leasehold improvements, machinery and equipment	101,545	79,758
Furniture, fixtures, office equipment and other	17,774	17,844
Construction in progress	9,542	3,620

Total	145,455	114,991
Less: accumulated depreciation	(35,234)	(24,676)

Net	$110,221	$90,315

7.	Costs Associated with Exit or Disposal Activities and Asset Retirement Obligations

During fiscal 2006, we consolidated ten regional distribution centers into five, closed one regional finance center, and centralized and consolidated various administrative functions. We also consolidated two regional sales offices and two formulating plants during fiscal 2005.

The following is a summary of the expenses associated with our closure activities:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Expenses related to closure activities:
Severance expenses	$154	$973
Professional and other expenses	265	633

Total	$419	$1,606

The liability balance included in “other accrued liabilities” related to our closure activities is:

	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Liability balance related to closure activities:
Beginning balance	$(299)	$(724)
Provision	(419)	(1,606)
Payments	718	2,031

Total	$—	$(299)

The restructuring activities, which began in fiscal 2006 and 2005, were completed during fiscal year 2007. Total costs for the fiscal 2006 restructuring were $1.6 million and total costs for the fiscal 2005 restructuring were $1.3 million.

We also have asset retirement obligations related to SFAS No. 143, “Accounting for Asset Retirement Obligations.” Cash flow revisions in fiscal 2006 relate to updated and refined estimates of the cost of property restoration and environmental remediation at both owned and leased facilities.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Asset Retirement Obligations:
Beginning balance	$262	$2,411
Obligations incurred	3	3
Obligations settled	(20)	—
Accretion expense	20	70
Cash flow revision	4	(2,222)

Ending Balance	$269	$262

8.	Hedging Activities

Derivative Instruments. In July 2006, in compliance with the terms of our new credit facility, we entered into two interest rate swaps to manage exposure to changes in cash flows related to changes in the variable interest rate on a portion of our long term debt. Under the terms of the swaps, we will pay a designated fixed rate and receive a variable rate which is based on LIBOR. The rate received is expected to offset the variable rate to be paid on the long term debt which is also based on LIBOR.

The hedge transactions are designated as cash flow hedges. Since the critical terms of the cash flow hedge match the critical terms of the hedged item, using the critical terms test under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” we have concluded that there is no hedge ineffectiveness as changes in cash flows attributable to the risk being hedged are expected to be offset completely by the changes in the hedging relationship. During fiscal 2007, the critical terms of the hedge and the hedged items did not change and there has been no adverse change in the risk of default by counterparties to the swap since inception. As such, no gain or loss due to hedge ineffectiveness has been recognized.

As of February 25, 2007, we had two outstanding interest rate swaps with a total notional value of $165 million. These are amortizing swaps and their notional values will decline to $90 million prior to expiration in July 2011. The fair value of the interest rate swaps at February 25, 2007, was $(2.6) million and is classified as “Other non-current liabilities” on the balance sheet. The mark-to-market loss, net of taxes, deferred in accumulated other comprehensive income at February 25, 2007, is $1.6 million.

No significant gains or losses were transferred from accumulated other comprehensive income and recognized within earnings during fiscal 2007. At February 25, 2007, the amount of accumulated other comprehensive loss expected to be reclassified into earnings within the next 12 months is approximately $0.2 million.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	Intangible Assets

Intangible assets are as follows:

	February 25, 2007			February 26, 2006
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
	(Dollars in thousands)

Intangible Assets:
Amortizing intangible assets
EPA registrations	$9,450	$(1,971)	$7,479	$5,450	$(1,226)	$4,224
Customer relationships	20,851	(1,765)	19,086	3,150	(709)	2,441
Non-compete agreements	6,063	(2,177)	3,886	1,459	(459)	1,000
Other	4,948	(1,723)	3,225	3,151	(1,095)	2,056

Subtotal	$41,312	$(7,636)	$33,676	$13,210	$(3,489)	$9,721

Non-amortizing intangible assets Trademarks	14,000	—	14,000	14,000	—	14,000
Other	2,400	—	2,400	2,400	—	2,400

Subtotal	$16,400	$—	$16,400	$16,400	$—	$16,400

Total	$57,712	$(7,636)	$50,076	$29,610	$(3,489)	$26,121

The amortization period is 10 years for acquired customer relationships and EPA registrations and 5 to 10 years for non-compete agreements and other. The fiscal year 2007 increase in other identifiable intangible assets is related to the asset purchase of several businesses during the year. At February 25, 2007, the weighted average period for amortizing intangible assets on a combined basis is 6.4 years.

The aggregate amortization expense for the fiscal years ended February 25, 2007 and February 26, 2006, was $3.0 million and $1.4 million, respectively. Based on our intangible asset base on February 25, 2007, we estimate that our total annual amortization expense will be approximately $7.6 million, $6.6 million, $5.3 million, $4.6 million, and $3.6 million for each of the next five fiscal years, respectively.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes

The following table summarizes our income tax provision:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Income tax provision (benefit):
Current:
U.S. federal	$18,362	$38,050
U.S. state	1,933	3,832
Outside United States	3,347	2,462

Total Current	23,642	44,344
Deferred:
U.S. federal	(163)	(2,081)
U.S. state	(1,066)	(424)
Outside United States	36	298

Total Deferred	(1,193)	(2,207)

Total	$22,449	$42,137

The factors which cause our effective tax rate to differ from the U.S. federal statutory rate are as follows:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Factors causing income taxes to differ from U.S. federal statutory rate:
U.S. federal statutory rate	$19,566	$37,981
Dividends on shares of stock held in a rabbi trust	(101)	(387)
State income taxes	1,822	3,408
Foreign credits	(528)	(461)
Non-deductible common stock offering expense	—	—
Other	1,690	1,596

Total	$22,449	$42,137

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities have been recorded as follows:

	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Deferred income tax balances relate to:
Allowances	$8,615	$7,287
Inventory	9,868	7,589
Accrued expenses	9,304	6,091
Pension and other post retirement benefits	259	201

Total current deferred tax assets	28,046	21,168
High yield bond interest	—	6,920
Accrued expenses	430	202
Depreciation and amortization	390	—
Foreign tax credit carryover	863	661
Equity compensation	1,774	2,168
Interest Rate Swaps (OCI)	991	—

Total long-term deferred tax assets	4,448	9,951

Total deferred tax assets	32,494	31,119

Other current liabilities	(2,200)	(1,433)

Total current deferred tax liabilities	(2,200)	(1,433)
Depreciation and amortization	(3,126)	(2,422)
Basis difference — acquired assets	(14,827)	(17,049)
Other long-term liabilities	—	(5)

Total long-term deferred tax liabilities	(17,953)	(19,476)

Total deferred tax liabilities	(20,153)	(20,909)

Net deferred tax assets	$12,341	$10,210

We estimate that we have a foreign tax credit carryover of $0.9 million, of which $0.2 million, $0.2 million, and $0.5 million will expire at the end of fiscal years 2015, 2016, and 2017, respectively. We currently believe it is more likely than not that we will fully utilize this carryover before it expires. We also estimate that one of our significant subsidiaries will have a state tax loss carry forward with a value of approximately $1.0 million after considering the federal tax deduction for state taxes. This state tax loss carry forward is principally caused by the impacts of our refinancing and we believe it is more likely than not that we will fully utilize all but an immaterial amount of this carry forward in the next fiscal year.

11.	Related Party Transactions

At February 26, 2006, and February 27, 2005, Apollo owned approximately 34% of our outstanding common stock.

On March 9, 2006, certain funds affiliated with Apollo Management V, L.P., a major stockholder of UAP Holding Corp., and current and former employees, including certain members of our management sold 9,322,858 of UAP Holding Corp.’s common shares in a secondary offering pursuant to a shelf registration statement. The sale, from which UAP Holding Corp. received no proceeds, represented approximately 18.5% of the current shares outstanding. Immediately following this sale, Apollo beneficially owned approximately 17% of UAP Holding

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Corp.’s outstanding common stock and our management team’s beneficial ownership of UAP Holding Corp., including vested options, decreased to approximately 6%.

On November 2, 2006, certain funds affiliated with Apollo Management V, L.P., and current and former employees, including certain members of our management sold an additional 9,322,857 of UAP Holding Corp.’s common shares in a secondary offering pursuant to a shelf registration statement. The sale, from which UAP Holding Corp. received no proceeds, represented approximately 18.3% of the current shares outstanding. Immediately following this sale, Apollo no longer beneficially owned any of UAP Holding Corp.’s outstanding common stock and our management team’s beneficial ownership of UAP Holding Corp., including vested options, decreased to approximately 4.4%.

12.	Debt

On June 1, 2006, our wholly owned subsidiary, United Agri Products, Inc. replaced both its revolving credit facility and senior notes and entered into a new senior secured credit facility. The new senior secured credit facility provides for (a) a new six-year $175 million term loan facility and, (b) a five-year senior secured asset based revolving credit facility in an aggregate principal amount of $675 million, including $50 million for letters-of-credit (jointly referred to hereafter as “the new credit facility”, or the “senior secured credit facility”). Availability of the revolving credit facility is subject to a borrowing base formula, which includes availability of an over-advance during certain periods. The new credit facility provides that interest rates are based on, at United Agri Products, Inc.’s option, (a) LIBOR plus the applicable margin or (b) the base rate, which will be the higher of (i) the rate publicly quoted by the Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks” or (ii) the Federal Funds rate plus 0.50%, plus the applicable margin.

The applicable margin for the term facility is 2.00% for LIBOR advances and 0.75% for base rate advances. The applicable margin for the revolving facility is 1.25% for LIBOR advances and 0.00% for base rate advances. The revolving facility is secured by a first-priority lien on all accounts, inventory, general intangibles related to accounts and inventory, and all proceeds of the foregoing (“Current Asset Collateral”) of UAP Holding Corp. and its subsidiaries, and a second priority lien (subject to certain exclusions and exceptions) on other assets and proceeds of such other assets. The term facility is secured by a first-priority lien (subject to certain exclusions and exceptions) in all assets of UAP Holding Corp. and its subsidiaries, and all proceeds thereof other than the Current Asset Collateral, and a second-priority lien in the Current Asset Collateral.

On June 1, 2006, UAP Holding Corp. and United Agri Products, Inc. consummated the tender offers and consent solicitations for the 10 3/4% Senior Discount Notes due 2012 issued by UAP Holding Corp. and the 8 1/4% Senior Notes due 2011 issued by United Agri Products, Inc. (collectively, the “Senior Notes”). The companies accepted for purchase $123.1 million principal amount at maturity of the 10 3/4% Senior Discount Notes (representing 98.5% of the previously outstanding 10 3/4% Senior Discount Notes) and $203.5 million principal amount of the 8 1/4% Senior Notes representing approximately 99.9% of the previously outstanding 8 1/4% Senior Notes. Total consideration paid for the notes tendered plus accrued interest thereon was $120.6 million for the 10 3/4% Senior Discount Notes and $227.2 million for the 8 1/4% Senior Notes. These payments and related expenses were financed through borrowings under the new senior secured credit facility.

Subsequently, UAP Holding Corp. repurchased in brokered market transactions all of the $1.9 million principal amount at maturity of its 10 3/4% Senior Discount Notes due 2012 that had remained outstanding following the closing on June 1, 2006 of the tender offer and consent solicitation. Accordingly, all of the 10 3/4% Senior Discount Notes previously issued and authenticated under the indenture dated as of January 26, 2004, as supplemented (the “Indenture”), between UAP Holding Corp. and The Bank of New York (formerly JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”), had been delivered by UAP Holding Corp. to the Trustee and cancelled. In accordance with Section 11.01 of the Indenture, UAP Holding Corp. satisfied and discharged the Indenture, which satisfaction and discharge was acknowledged by the Trustee on November 24, 2006. Upon satisfaction and discharge, the Indenture ceased to be of further effect (except for certain rights of the Trustee).

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In connection with the refinancing and early extinguishment of the senior notes, the Company recorded a pretax charge to finance related and other charges of approximately $47.9 million for fiscal 2007. These costs include approximately $31.8 million for tender premiums and related transaction costs to acquire the debt and $16.1 million for the write-off of unamortized debt issue costs.

At February 25, 2007, there was $473.3 million of total borrowing capacity under the revolving credit facility and United Agri Products had aggregate borrowing availability thereunder of $273.2 million (after giving effect to $184.7 million of revolving loans and $15.4 million of letters of credit under the sub-facility).

As of February 25, 2007, we believe that the permitted distributions available to pay dividends under the restricted payment covenant of the senior secured credit facility would be approximately $49.7 million before giving effect to the March 1, 2007 dividend payment of $9.6 million and the June 1, 2007 dividend payment of an estimated $11.6 million.

Our weighted average interest rate on short term borrowings outstanding as of February 25, 2007, was 6.6%.

Our senior secured credit facility contains certain customary representations, warranties, and affirmative covenants. In addition, it contains customary negative covenants restricting UAP Holding Corp.’s ability and the ability of its subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain investments;

•	incur liens; and

•	sell all or substantially all of UAP Holding Corp’s assets or merge with or into other companies.

Due to the seasonal nature of our business, the amount of borrowings outstanding under the revolving credit facility varies significantly throughout our fiscal year. During the year ended February 25, 2007, short-term borrowings reached a daily peak of $569.2 million on September 25, 2006, while period end cash on hand reached a peak of $60.5 million on March 26, 2006. Our average period end borrowings (net of cash on hand) for fiscal 2007 were approximately $267.1 million.

As of February 25, 2007, we were in compliance with all covenants under our senior secured credit facility.

Total current and long-term debt as of February 25, 2007, and February 26, 2006, consisted of the following:

	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Total debt:
Senior Secured Asset Based Revolving Credit Facility	$182,989	$—
Term Loan Facility	174,125	—
8 1/4% Senior Notes	15	203,500
10 3/4% Senior Discount Notes	—	102,839

Total	357,129	306,339
Less current portion:
Senior Secured Asset Based Revolving Credit Facility	182,989	—
Term Loan Facility	1,750	—

Total long term	$172,390	$306,339

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Maturities of debt for each of the five years subsequent to February 25, 2007, are as follows:

(Dollars in
Fiscal Year Ending	thousands)

2008	$184,754
2009	1,750
2010	1,750
2011	1,750
2012	1,750
2013 and thereafter	165,375

Total	$357,129

13.	Commitments and Contingencies

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as lease agreements, debt agreements, and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). We enter into unconditional purchase obligation arrangements in the normal course of business to ensure that adequate levels of sourced product are available to us. The following is a summary of our contractual obligations as of February 25, 2007:

	Payments Due in Fiscal Year Ending February
Contractual							2013
Obligations:	Total	2008	2009	2010	2011	2012	and Beyond
	(Dollars in thousands)

Short-term borrowings under revolving credit facility	$182,989	$182,989	$—	$—	$—	$—	$—
Long-term debt (including short term portion)	174,140	1,750	1,750	1,750	1,750	1,765	165,375
Interest payments on long term debt	64,995	13,117	12,598	12,679	12,267	11,093	3,241
Operating lease obligations	38,633	9,898	8,899	6,917	4,153	2,707	6,059
Other long-term obligations	6,457	1,991	1,633	1,038	738	687	370
Unconditional purchase obligations	5,762	2,562	800	800	800	800	—
Capital lease obligations	472	60	60	60	292	—	—

Total	$473,448	$212,367	$25,740	$23,244	$20,000	$17,052	$175,045

Included in the above table are non-cancelable lease commitments. We have excluded potential lease and other potential contract obligations over the next five years of approximately $64.5 million because the relevant contracts are cancelable within one year.

The most significant changes to our obligations and commitments since 2006 fiscal year-end are the reduction in our long-term debt of $154.4 million and the interest payments thereon of $96.5 million.

Our $675.0 million revolving credit facility has a five-year term and will mature in 2011.

As of February 25, 2007, we had $15.4 million of un-drawn letters of credit.

We lease certain facilities and transportation equipment under agreements that expire at various dates. We expect that, in the normal course of our business, leases that expire will, where necessary, be renewed or replaced by

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

other leases. Substantially all leases require the payment of property taxes, insurance, and maintenance costs in addition to rental payments. Capital leases are not significant. Rent expense under all operating leases was $45.6 million in fiscal 2007 and $40.0 million in fiscal 2006.

In addition to the initial consideration, for our acquisitions, certain acquisition agreements contain performance based earn-out clauses. These contingent earn-outs amount to a maximum annual limit of $3.7 million and an aggregate maximum limit of $4.8 million. Any contingent earn-out payment made would be accounted for as additional purchase price and would likely increase goodwill. As of February 25, 2007, the performance targets had not been met and accordingly, no payments had been made.

We are a party to a number of lawsuits and claims arising out of the operation of our businesses. Our management believes the ultimate resolution of such matters should not have a material adverse effect on our financial condition, results of operations, or liquidity.

In some cases, third parties (including government reimbursement funds and insurers) may contribute to the costs of cleanup at certain sites. ConAgra has agreed to provide us with a partial reimbursement of costs that we may incur relating to any cleanup requirements due to environmental conditions at our Greenville, Mississippi facility prior to our purchase of the site from them in November, 2003. On October 14, 2002, December 23, 2002, and December 31, 2002, three separate lawsuits were filed in the Circuit Court of Washington County, Mississippi against our subsidiary, Platte Chemical Company (“Platte”), and certain former employees of Platte, relating to alleged releases from Platte’s Greenville, Mississippi facility. The plaintiffs in such suits are seeking compensation for alleged personal injury and property damage. In connection with the Acquisition, ConAgra agreed to partially reimburse us, subject to a cap, for fees and expenses we incur in connection with such lawsuits. Subsequent to November 23, 2003, another lawsuit not covered by the ConAgra cost sharing agreement was filed in the Circuit Court of Washington County, Mississippi against us, which lawsuit relates to the same alleged releases from the Greenville, Mississippi facility. While discovery in the Greenville litigations is not yet complete, based on information available to us at this time we do not believe that such litigations, if adversely determined, would have a material adverse effect on our business, financial condition, cash flows, results of operations, or liquidity.

14.	Employee Benefit Plans

Management Incentive Program. We have a management incentive plan for key officers and employees, based on growth, profitability, individual performance of each operating center and key performance metrics, including overall company operating performance. Amounts charged to expense totaled $0.7 million in fiscal 2007 and $17.2 million in fiscal 2006. These costs exclude related payroll taxes and benefits.

On November 17, 2004, our board of directors approved the 2004 Long-Term Incentive Plan. During fiscal years 2007 and 2006, we recorded $3.9 million and $0.8 million of expense for stock awards issued under the plan. No 2004 Long-Term Incentive Plan awards were granted prior to fiscal year 2006.

Retirement Plans.

Retirement Program for Domestic Employees.

We maintain the United Agri Products, Inc. Retirement Income Savings Plan. Participants who meet certain eligibility requirements may make contributions and may receive company matching and discretionary contributions under this plan. We have and plan to match 66.66% of the amount participants elect to contribute to the plan up to 6% of their pay. We have the following contribution obligations as part of the plan:

•	Annual Retirement and Performance Discretionary Contribution that is allocated among all eligible participants as provided under the terms of the plan.

•	Transition Contribution that is allocated annually through 2008 to those eligible participants who were age 50 or greater and had 10 or more years of service upon our divestiture from ConAgra Foods.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Amounts charged to expense for this plan total $4.4 million for fiscal 2007 and $7.1 million for fiscal 2006.

There is no defined benefit pension plan for domestic employees.

Retirement Program for Canadian Employees

United Agri Products Canada, Inc. (“UAP Canada”), one of our subsidiaries, currently has two retirement plans for employees of UAP Canada. They are eligible to participate in these plans after completing one year of service. One plan is an optional RRSP/DPSD Defined Contribution plan. UAP Canada will match 50% of an employee’s first 6% of contributions to the plan.

The second plan is a defined benefit plan. UAP Canada is responsible for funding this plan and is currently contributing at a rate of 7.1% of payroll. Benefits are based on years of credited service and average compensation in the last 5 years of service.

The change in pension benefit costs is as follows:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25, 2007	February 26, 2006
	(Dollars in thousands)

Pension benefit costs
Service cost for benefits earned during the year	$325	$359
Interest cost on benefit obligations	262	276
Assumed return on plan assets	(254)	(218)
Other	(47)	—

Total pension benefit cost	$286	$417

Actuarial assumptions
Discount rate	5.25%	5.75%
Assumed long-term rate of return on plan assets	6.50%	6.50%
Annual long-term rate of compensation increase	3.50%	3.50%

The expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated long-term rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The change in projected benefit obligations, the change in plan assets and the funded status of the plans at February 25, 2007, and February 26, 2006, is as follows:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25, 2007	February 26, 2006
	(Dollars in thousands)

Obligations and funded status:
Change in projected benefit obligations
Projected benefit obligation at beginning of year	$5,074	$4,196
Exchange rate adjustment	(535)	351
Service cost	325	358
Interest cost	262	276
Actuarial loss	310	122
Benefits paid	(89)	(229)
Curtailment	(47)	—

Benefit obligation at end of year	5,300	5,074

Change in plan assets
Fair value of plan assets at beginning of year	3,706	2,978
Exchange rate adjustment	41	239
Actual return on plan assets	392	220
Employer contribution	422	498
Benefits paid	(89)	(229)
Expenses paid	—	—

Plan assets at end of year	4,472	3,706

Funded status	(828)	(1,368)
Unrecognized actuarial loss	36	473

Net pension liability	$(792)	$(895)

Actuarial assumptions
Discount rate	5.25%	5.50%
Long-term rate of compensation increase	3.50%	3.50%

Plan assets are primarily invested in equity securities, corporate and government debt securities, and common trust funds. Plan assets are invested as listed below:

		Actual Allocation
		Fiscal Year	Fiscal Year
	Target	Ending	Ending
Plan Assets by Asset Category	Allocation	February 25, 2007	February 26, 2006

Canadian equity securities	33%	27%	31%
International equity securities	25%	28%	28%
Debt securities	37%	38%	37%
Other	5%	7%	4%

Total	100%	100%	100%

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Expected cash flows are as follows:

Expected Cash Flows	Fiscal Year	Amount
		(Dollars in
		thousands)

Expected employer contributions for fiscal year ending February	2008	$357
Expected benefit payments for fiscal year ending February	2008	$181
	2009	$189
	2010	$196
	2011	$209
	2012	$236
	Next 5 years	$1,401

15.	Stock Plans

Certain of our employees participate in our 2003 Stock Option Plan (“2003 Plan”). This plan provides for the granting of options to our employees, directors, and consultants for the purchase of shares of our common stock. The exercise price, term, and other terms and conditions of the option are determined by our board of directors (or its compensation committee) when the option is granted. Options granted under the plan consist of three tranches: A, B, and C, each with different vesting requirements. They generally expire eight years after the grant date. As of February 25, 2007, all options granted under the plan were granted at fair market value at the date of the grant and have an exercise price of approximately $2.56 per share.

The aggregate number of Tranche A, B, and C options granted under the 2003 Plan was 3,066,400 as of February 25, 2007 and February 26, 2006. The Tranche B options and Tranche C options became fully vested in connection with the consummation of the Common Stock Offering in fiscal year 2005. As of February 25, 2007, there were 2,044,385 options vested and outstanding, which included 499,739 Tranche A options, 772,323 Tranche B options, and 772,323 Tranche C options. There were 349,640 and 519,516, unvested Tranche A options as of fiscal year-end 2007 and 2006. There were 543,377 and 354,970, shares available for award grant purposes under the plan as of February 25, 2007 and February 26, 2006, respectively.

As of February 27, 2005, non-executive members on our board of directors had been granted options to purchase 351,762 shares of our common stock under our 2004 Non-Executive Director Stock Option Plan, all of which vested immediately, and 58,627 of which were exercised in fiscal year 2005. During fiscal year 2007, 175,881 options were exercised under the plan. There were 117,254 and 293,135 options vested and outstanding at February 25, 2007, and February 26, 2006, respectively, and; 234,517 shares of common stock remained available for award grant purposes under this plan at the end of both fiscal 2007 and 2006. There were no awards granted under the 2004 Non-executive Director Stock Option Plan during fiscal year 2006.

The excess income tax benefit received from the exercise of stock options was $2.3 million and $2.6 million in fiscal years 2007 and 2006, respectively. These amounts were credited to additional paid-in capital.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The changes in the outstanding stock options under the 2003 Plan and the 2004 Non-Executive Director Stock Option Plan during the year ended February 25, 2007, February 26, 2006, and February 27, 2005, are summarized below:

		Weighted-
	Shares Subject	Average Exercise
Stock Options	to Option	Price per Share

Balance at February 27, 2005 (2,531,000 shares vested and exercisable)	3,359,535	$2.56
Granted	—	$—
Exercised	(380,058)	$2.56
Forfeited	(138,205)	$2.56

Balance at February 26, 2006 (2,321,756 shares vested and exercisable)	2,841,272	$2.56
Granted	—	$—
Exercised	(329,994)	$2.56
Forfeited	—	$—

Balance at February 25, 2007 (2,161,639 shares vested and exercisable)	2,511,278	$2.56

The following table sets forth information about the fair value of each option grant on the date of grant using the Black-Scholes option pricing model and the weighted-average assumptions used for such grants for the year ended February 27, 2005, and the thirteen weeks ended February 22, 2004.

	Fiscal Year
	2005	2004

Date of Grant	April 2004	November 2003
Expected Volatility	0.00%	0.00%
Expected life (years)	5.00	5.00
Risk-free interest rate	3.39%	3.28%
Dividend yield	0.00%	0.00%
Weighted average fair value of options	$0.39	$0.38

At February 25, 2007, the aggregate intrinsic value (market value of the stock less option exercise price), which is the total pretax intrinsic value that would have been received by the option holders had all option holders exercised their options as of that date, is $59.4 million and is based on the Company’s average stock price on February 25, 2007. The total number of options exercisable (all of which were in-the-money) on February 25, 2007, was 2.2 million and had an intrinsic value of $51.1 million. The weighted average remaining contractual life at February 25, 2007 was 4.8 years, for both outstanding and exercisable options. The intrinsic value of options exercised during fiscal 2007 was $7.8 million.

Our stockholders approved a Long-Term Incentive Plan (the “2004 Plan”) on November 17, 2004. Subject to the applicable share limits of the 2004 Plan, the shares available for award grant purposes under the 2004 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, and other forms of awards granted or denominated in UAP Holding Corp.’s common stock or units representing common stock. To date, all grants under the 2004 Plan have

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

been in restricted stock units which automatically convert to shares of common stock upon vesting. Activity under the 2004 Plan is as follows:

		Weighted-
		Average Grant
	Shares Subject	Price
2004 Plan Stock Awards	to Option	per Share

Balance at February 27, 2005	—	$—
Granted	249,575	$15.97
Exercised	—	$—
Forfeited	(25,525)	$15.94

Balance at February 26, 2006 (No shares vested)	224,050	$15.97

Balance at February 26, 2006	224,050	$15.94
Granted	515,350	$21.12
Exercised	—	$—
Vested and converted to common stock	(57,676)	$16.07
Forfeited — Restricted Stock Units	(13,917)	$19.43

Balance at February 25, 2007 (No shares vested)	667,807	$19.85

The total fair value of 2004 Plan awards that vested during fiscal 2007 was $1.2 million. As of February 25, 2007, there was approximately $8.2 million of unrecognized compensation expense, before taxes and net of estimated forfeitures, related to restricted stock unit grants, which will be recognized over a weighted average period of 2.6 years.

Fiscal year 2007 awards granted under the 2004 Plan vest over a four year period. Compensation expense is recognized over the vesting periods based on the market value of our common stock on the date of the award. Total compensation expense recognized during fiscal year 2007 and 2006 was $3.9 million and $0.8 million, respectively. Additional paid-in capital is increased as compensation expense is recognized. Forfeitures of shares awarded under the 2004 plan are estimated at 4% annually. Based on a 4% annual forfeiture rate, 590,048 of the 667,807 2004 Plan shares outstanding at February 25, 2007 are estimated to ultimately vest. (See Note 18.)

Deferred Compensation. We maintained three deferred compensation plans (“DCP”) for the benefit of certain members of management and the board of directors, the 2003 DCP, which provided for the crediting of deferred shares for each executive who entered into a retention agreement at the time of the Acquisition, the 2004 DCP which provided for the crediting of deferred shares for each member of management who waived the right to receive a portion of their cash bonus for the 2004 fiscal year, and the Director DCP which allows our non-employee directors to elect to defer payment of all or a portion of their fees and have such amounts credited under the plan in the form of deferred shares. Shares delivered under the Director DCP in respect of an award of deferred shares are charged against the share limits of our 2004 Long Term Incentive Plan. The company established a rabbi trust to hold the assets of the 2003 DCP and the 2004 DCP. (See Note 17.)

16.	Business Segment and Related Information

The Company has one reporting segment, engaged in the sale of agricultural inputs to growers and regional dealers.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net sales and long-lived assets by geographical area are as follows:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Net sales:
United States	$2,792,330	$2,646,436
Canada	61,778	81,353

Total	$2,854,108	$2,727,789

	February 25,	February 26,
	2007	2006

Long-lived assets:
United States	$216,238	$175,380
Canada	887	580

Total	$217,125	$175,960

Net sales by product category are as follows:

	Fiscal Year	Fiscal Year
	Ended	Ended
	February 25,	February 26,
	2007	2006
	(Dollars in thousands)

Net sales by product category:
Chemicals	$1,651,440	$1,633,862
Fertilizer	707,752	682,137
Seeds	410,782	349,318
Other	84,134	62,472

Total	$2,854,108	$2,727,789

No single customer accounted for more than 1% of our net sales in each of fiscal 2007 or 2006. Net sales by geographical area are based on the location of the facility producing the sales.

Long-lived assets consist of property, plant and equipment, net of depreciation, goodwill, amortizable intangibles, and other assets. Long-lived assets by geographical area are based on location of facilities.

17.	Equity

Common Stock. The company issued common stock to Apollo and to certain members of management upon the acquisition from ConAgra in November of 2003. We consummated our initial public offering of common stock, on November 29, 2004, which consisted of a primary offering of 3,125,000 shares and a secondary offering of 28,428,125 shares. We did not receive any of the proceeds from the secondary offering. In the aggregate, the selling stockholders received approximately $427.0 million of net proceeds from the secondary offering. Prior to the Common Stock Offering, Apollo owned approximately 95% of UAP Holding Corp.’s outstanding common stock. Following the consummation of the Common Stock Offering, Apollo owned approximately 34% of UAP Holding Corp.’s outstanding common stock. On March 9, 2006, Apollo sold common stock in a secondary offering pursuant to an existing registration statement. Following this sale, Apollo owned approximately 17% of UAP Holding Corp.’s outstanding common stock.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

On November 2, 2006, certain funds affiliated with Apollo Management V, L.P., and current and former employees, including certain members of our management sold an additional 9,322,857 of the Company’s common stock in a secondary offering pursuant to an existing registration statement. Immediately following this sale, Apollo no longer beneficially owned any of UAP Holding Corp.’s outstanding common stock and our management team’s beneficial ownership of UAP Holding Corp., including vested options, decreased to approximately 4.4%.

Rabbi Trust. On November 23, 2003, various members of our management held 2,169,229 deferred shares in the 2003 DCP. The participants in the 2003 DCP were credited with such deferred shares after deferring $5.5 million in retention bonuses payable in connection with the Acquisition. In March 2004, the 2004 DCP was credited with 345,893 deferred shares. The participants in the 2004 DCP were credited with such deferred shares after deferring $885,000 in bonuses due to the participants. The rabbi trust governs the 2003 DCP and the 2004 DCP. The rabbi trust was credited with one share of our common stock for each deferred share interest held by the management participants in the 2003 DCP and the 2004 DCP. In connection with the Common Stock Offering, 631,656 shares of our common stock were released from the rabbi trust, and these shares were subsequently sold in the Common Stock Offering. An additional 337,401 shares were released from the rabbi trust and sold during fiscal year 2006. As of February 26, 2006, there were 1,546,065 shares of our common stock remaining in the rabbi trust. The shares of common stock that were held by the rabbi trust were issued and outstanding, and therefore participated in dividends and were included in the calculation of the weighted average share computation.

As of February 25, 2007, all of the shares had been transferred from the rabbi trust to the recipients and there were no shares of UAP Holding Corp.’s common stock remaining in the rabbi trust. The Company received excess income tax benefits of $10.4 million and $2.2 million, for fiscal years 2007 and 2006, respectively.

Dividends Declared. On January 11, 2007, our board declared a quarterly dividend on our common stock in the amount of $0.1875 per share. The record date for the dividend payment was February 15, 2007, and the payment date was March 1, 2007. During fiscal 2007, we paid quarterly dividends of $0.1875 per share on December 1, 2006, September 1, 2006, June 1, 2006, and March 1, 2006.

We paid quarterly dividends of $0.1625 per share on December 1, 2005 and September 1, 2005, and; on June 1, 2005, we paid a quarterly dividend of $0.125 per share.

On October 4, 2004, we paid a dividend of $40.0 million to stockholders of our common stock.

See Note 18 “Subsequent Events” regarding subsequent dividends declared.

Preferred stock. In connection with the Acquisition, we issued $60.0 million of Series A Redeemable Preferred Stock to ConAgra Foods. We redeemed (i) approximately $26.4 million of Series A Redeemable Preferred Stock on January 26, 2004, with a portion of the proceeds from the offering of our 10 3/4% Senior Discount Notes due 2012, (ii) approximately $20.0 million of Series A Redeemable Preferred Stock on October 4, 2004, with a portion of the proceeds of a $60.0 million dividend from United Agri Products, and (iii) the remaining approximately $13.6 million of Series A Redeemable Preferred Stock on November 29, 2004, in connection with the Common Stock Offering. Upon consummation of the Common Stock Offering, we eliminated the Series A Redeemable Preferred Stock in its entirety.

18.	Subsequent Events

On April 8, 2007, 717,815 restricted stock units that vest ratably over four years were granted to certain employees, including executive officers, pursuant to the Company’s 2004 Long-Term Incentive Plan.

On April 25, 2007, our board of directors declared a quarterly dividend on our common stock in the amount of $0.225 per share of common stock. The record date for the dividend payment was May 15, 2007, and the payment date will be June 1, 2007.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

19.	Selected Quarterly Financial Data — Unaudited

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
	(Dollars in thousands, except per share amounts)

Fiscal 2007
Net sales	$1,398,023	$767,792	$375,728	$312,565	$2,854,108
Gross profit	185,649	108,346	40,621	49,844	384,460
Net income (loss)	58,316	(4,298)	(13,151)	(7,413)	33,454
Earnings (loss) per share:
Basic net earnings (loss) per share	$1.15	$(0.08)	$(0.26)	$(0.15)	$0.66
Diluted net earnings (loss) per share	$1.11	$(0.08)	$(0.26)	$(0.15)	$0.64

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total

Fiscal 2006
Net sales	$1,356,910	$757,459	$323,089	$290,331	$2,727,789
Gross profit	169,172	109,853	50,542	60,512	390,079
Net income (loss)	49,387	23,309	(9,348)	3,029	66,377
Earnings (loss) per share:
Basic net earnings (loss) per share	$0.98	$0.46	$(0.19)	$0.06	$1.31
Diluted net earnings (loss) per share	$0.94	$0.44	$(0.19)	$0.06	$1.27

Quarterly variations in operating results are due to seasonal fluctuations in our business and, in the second quarter of fiscal 2007, the refinancing of our existing credit facility.

20.	Reconciliation with Canadian Generally Accepted Accounting Principles

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) which differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”).

The principal differences between the company’s accounting policies and disclosures under U.S. GAAP and Canadian GAAP are described below. No reconciliation of net income has been provided as the application of Canadian GAAP would not have a significant impact on net income.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Application of Canadian GAAP would impact the following balance sheet items as reported under U.S. GAAP:

	U.S. GAAP	Canadian GAAP	Note	Difference
	(In thousands of U.S. dollars)

February 25, 2007:
Current deferred income taxes	$28,046	$27,937	a,b	$(109)
Debt issuance costs, net	5,445	—	c	(5,445)
Short-term debt	184,739	181,036	c	(3,703)
Long-term debt	172,390	170,648	c	(1,742)
Other non-current liabilities	6,567	3,981	b	(2,586)
Common stock	51	114,176	e	114,125
Additional paid-in capital	138,569	—	e	(138,569)
Contributed surplus	—	26,763	a,e	26,763
Retained earnings	27,801	30,922	a,d	3,121
Cumulative translation adjustment	—	870	b,d	870
Accumulated other comprehensive income	3,833	—	b,d	(3,833)

a) Share-based payments — On February 27, 2006, we adopted SFAS 123(R), Share-Based Payments which requires the measurement and recognition of compensation cost for all share-based awards made to employees and directors based on the grant date estimated fair value of each award over the grantee’s requisite service period, net of estimated forfeitures. Prior to the adoption of SFAS 123(R), we followed the guidance of APB 25, Accounting for Stock Issued to Employees. No stock-based compensation expense was recognized by the Company for stock options under APB 25 because the exercise price of all grants was at least equal to the market value of the stock on the grant date. The Canadian GAAP requirements for recognition of compensation expense for all stock-based awards would have been effective on a prospective basis as of the beginning of our fiscal year ended February 22, 2004 and are similar to the requirements of SFAS 123(R). The cumulative adjustment to retained earnings for stock-based compensation not previously recorded under U.S. GAAP was $1.4 million, net of tax.

b) Accumulated other comprehensive income (“AOCI”) — U.S. GAAP requires presentation of AOCI as a component of shareholders’ equity. Items included in AOCI are translation gains and losses related to our foreign subsidiary and the unrealized mark-to-market gain or loss on derivatives accounted for as cash flow hedges. The concept of AOCI was not a requirement of Canadian GAAP until fiscal years beginning on or after October 31, 2006. Adjustments to AOCI include $0.9 million of the cumulative translation adjustments which are shown as a separate component of shareholders’ equity for Canadian GAAP, and $1.6 million for our derivative contracts designated as cash flow hedges. The $2.6 million liability and $1.6 million mark-to-market loss, net of tax, recorded in AOCI for our interest rate swaps under U.S. GAAP would not have been recorded under Canadian GAAP until the beginning of our fiscal year 2008, at which time Canadian GAAP adopted requirements for the recognition of all derivatives at fair value.

c) Debt issuance costs, net — Under U.S. GAAP, debt issuance costs are deferred and recorded as assets. Canadian GAAP requires that such costs be presented as a reduction of the related debt.

d) Cumulative translation adjustment — Under U.S. GAAP, amounts in cumulative translation adjustment relating to translation differences of a foreign subsidiary are considered to have been realized and are recognized in net income only upon the sale or complete liquidation of the subsidiary. Under Canadian GAAP, a partial reduction in an enterprise’s net investment, such as a dilution or sale of part of an interest in the foreign operation, or a reduction in the equity of the foreign operation, results in the recognition of a proportionate amount of the cumulative translation adjustment in net income. The income statement impact of this difference in fiscal 2007 was not significant. The cumulative balance sheet impact of $4.6 million, resulting from cumulative dividends, is reflected as a reclassification from cumulative translation adjustment to retained earnings.

UAP HOLDING CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

e) Shareholders’ equity — Under U.S. GAAP, amounts related to the sale of shares in excess of their par value, share-based awards, and certain related tax benefits upon exercise of such awards are classified as additional paid-in capital. Under Canadian GAAP, these items are classified as either common stock or contributed surplus.

Canadian GAAP requires disclosure of the components of property, plant and equipment as follows:

Property, plant and equipment

	February 25, 2007
	Cost	Accumulated depreciation	Net book value
	(In thousands of U.S. dollars)

Land and land improvements	$16,594	$2,079	$14,515
Buildings, leasehold improvements, machinery and equipment	101,545	23,712	77,833
Furniture, fixtures, office equipment and other	17,774	9,443	8,331
Construction in progress	9,542	—	9,542

	$145,455	$35,234	$110,221

	February 26, 2006
	Cost	Accumulated depreciation	Net book value
	(In thousands of U.S. dollars)

Land and land improvements	$13,769	$1,484	$12,285
Buildings, leasehold improvements, machinery and equipment	79,758	16,214	63,544
Furniture, fixtures, office equipment and other	17,844	6,978	10,866
Construction in progress	3,620	—	3,620

	$114,991	$24,676	$90,315

Schedule “B”

Pro Forma Consolidated Financial Statements

As at and for the Nine Months Ended September 30, 2007 and for the Year Ended December 31, 2006

(Unaudited)

AGRIUM INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2006

			Pro Forma			Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4		Pro Forma
		For the fiscal year ended
		February 25, 2007
	(Millions of U.S. dollars, except per share amounts)

Net sales	4,193	2,854	(12)	b		7,035
Cost of product	3,237	2,470	(12)	b		5,694
			(1)	a	(i)

Gross profit	956	384	1			1,341
Expenses
Selling, general and administrative and other	579	242	48	a	(ii)	860
			5	f
			(14)	a	(i)
Depreciation and amortization	169	—	15	a	(i)	184
Asset impairment	136	—	—			136

Earnings before interest expense and income taxes	72	142	(53)			161
Interest on long-term debt	47	18	78	e		128
			(18)	d
			3	g
Finance related and other charges	—	48	(48)	a	(ii)	—
Other interest	16	20	(20)	c		25
			9	e

Earnings before income taxes	9	56	(57)			8

Current income taxes	78	24	(17)	h		85
Future income taxes (recovery)	(102)	(1)	—			(103)

Income taxes (recovery)	(24)	23	(17)			(18)

Net earnings	33	33	(40)			26

Earnings per share
Basic	0.25	0.66				0.17
Diluted	0.25	0.64				0.17

See accompanying notes

AGRIUM INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2007

			Pro Forma			Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4		Pro Forma
		For the thirty-nine weeks
		ended August 26, 2007
		(Note 5)
	(Millions of U.S. dollars, except per share amounts)

Net sales	3,844	2,781	(13)	b		6,612
Cost of product	2,779	2,353	(13)	b		5,118
			(1)	a	(i)

Gross profit	1,065	428	1			1,494
Expenses
Selling, general and administrative and other	472	211	(14)	a	(i)	669
Depreciation and amortization	128	—	15	a	(i)	143

Earnings before interest expense and income taxes	465	217	—			682
Interest on long-term debt	39	9	58	e		99
			(9)	d
			2	g
Other interest	12	19	(19)	c		19
			7	e

Earnings before income taxes	414	189	(39)			564

Current income taxes	76	79	(11)	h		144
Future income taxes (recovery)	69	(6)	—			63

Income taxes	145	73	(11)			207

Net earnings	269	116	(28)			357

Earnings per share
Basic	2.02	2.24				2.33
Diluted	2.01	2.18				2.32

See accompanying notes

AGRIUM INC.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2007

			Pro Forma		Consolidated
	Agrium Inc.	UAP Holding Corp.	Adjustments	Note 4	Pro Forma
		As at August 26, 2007
	(Millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	41	12	2,720	j	53
			(2,146)	k
			(402)	n
			(172)	n
Accounts receivable	832	1,062	—		1,894
Inventories	887	613	—		1,500
Other current assets	360	68	—		428

	2,120	1,755	—		3,875
Property, plant and equipment	1,426	119	—		1,545
Intangible assets	75	50	—		125
Goodwill	181	47	(47)	k	181
Other assets	209	1	—		210
Debt issuance costs, net	—	5	(5)	n	—
Unallocated purchase price	—	—	1,908	k	1,936
			28	l
Future income tax assets	11	6	—		17

	4,022	1,983	1,884		7,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	318	402	(402)	n	483
			165	j
Accounts payable and accrued liabilities	857	1,097	28	l	1,980
			(2)	n
Current portion of long-term debt	1	—	—		1

	1,176	1,499	(211)		2,464
Long-term debt	669	172	1,353	j	2,022
			(172)	n
Other liabilities	277	11	—		288
Future income tax liabilities	210	16	(16)	m	210

	2,332	1,698	954		4,984

Non-controlling interest	101	—	—		101

Shareholders’ equity
Share capital	629	—	1,202	j	1,847
			16	m
Contributed surplus	5	—	—		5
Additional paid-in capital	—	154	(154)	k	—
Retained earnings	861	125	(3)	n	858
			(125)	k
Accumulated other comprehensive income	94	6	(6)	k	94

	1,589	285	930		2,804

	4,022	1,983	1,884		7,889

See accompanying notes

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (“Statements”) have been prepared by management of Agrium Inc. (“Agrium” or “the Corporation”) for attachment to a Material Change Report filed by Agrium with the securities commission or similar regulatory authority in each of the Provinces of Canada on December 10, 2007 (the “Material Change Report”). The Statements have been prepared for illustrative purposes only to give effect to the proposed acquisition (the “Acquisition”) of UAP Holding Corp. (“UAP”) and related financing, as described in note 2 below. The Statements are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and have been reconciled to United States generally accepted accounting principles (“U.S. GAAP”) as set out in note 6. The accounting policies used in the compilation of the Statements are those described in Agrium’s audited consolidated financial statements for the year ended December 31, 2006.

The pro forma consolidated balance sheet has been prepared assuming the Acquisition had occurred on September 30, 2007. The pro forma consolidated statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 have been prepared assuming the Acquisition and related financing had occurred on January 1, 2006.

The Statements have been prepared using the following information:

(i)	audited consolidated financial statements of Agrium as at and for the year ended December 31, 2006;

(ii)	audited consolidated financial statements of UAP as at and for the fiscal year ended February 25, 2007;

(iii)	unaudited consolidated financial statements of Agrium for the nine months ended September 30, 2007;

(iv)	unaudited consolidated balance sheet of UAP as at August 26, 2007;

(v)	unaudited constructed consolidated statement of operations of UAP for the thirty-nine weeks ended August 26, 2007 (note 5); and

(vi)	such other supplementary information as was considered necessary to reflect the Acquisition and related financing in the Statements.

The Statements should be read in conjunction with the historical consolidated financial statements of Agrium as at and for the year ended December 31, 2006 and the historical consolidated financial statements of UAP as at and for the fiscal year ended February 25, 2007.

The Statements do not include the anticipated financial benefits from such items as potential cost savings or synergies arising relating to the Acquisition, nor are they necessarily indicative of the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

Actual amounts recorded once the purchase price allocation is finalized will depend on a number of factors and will differ materially from those recorded in the Statements. Certain elements of UAP’s consolidated financial statements have been reclassified to conform to the presentation of Agrium (note 4).

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

2.	Description of transaction

On December 2, 2007, Agrium entered into an agreement and plan of merger among Agrium, Utah Acquisition Co., Agrium’s indirect wholly-owned subsidiary, and UAP pursuant to which a direct or indirect wholly-owned subsidiary of Agrium will commence a tender offer by no later than December 10, 2007 to purchase all of the outstanding shares of common stock of UAP on the basis of U.S.$39.00 in cash for each UAP share, representing estimated aggregate cash consideration of U.S.$2.15 billion for all of the outstanding shares of UAP, plus the amount of UAP indebtedness to be assumed by Agrium or refinanced.

The Acquisition is subject to the requirement that holders of at least a majority of the total number of outstanding shares of UAP (on a fully-diluted basis) tender their shares to the tender offer and other conditions, including certain regulatory approvals, as set out in the Material Change Report and the Prospectus Supplement. On December 2, 2007, Agrium entered into a commitment letter with a Canadian chartered bank whereby the bank agreed, on its own behalf and in its capacity as administrative agent, to provide Agrium new committed senior, unsecured credit facilities for the purpose of partially financing the Acquisition, paying related fees and expenses related to the Acquisition and refinancing existing debt of UAP and its subsidiaries. These new facilities are comprised of: (i) a nine month bridge credit facility in an aggregate principal amount of up to U.S.$1.25 billion; (ii) an 18 month bridge credit facility in an aggregate principal amount of up to U.S.$900 million; and (iii) a five year term credit facility totaling U.S.$460 million. Agrium also anticipates borrowing up to U.S.$300 million under its existing credit facilities.

These Statements assume that the U.S.$1.25 billion bridge facility will not be required as Agrium expects to fund a portion of the purchase price of the Acquisition through the offer and sale of securities (the “Offering”) pursuant to its base shelf prospectus dated August 22, 2007, as amended by Amendment No. 1 dated December 3, 2007.

3.	Significant Accounting Policies

The Corporation presents its financial statements in accordance with Canadian GAAP. The accounting policies used in the preparation of the Statements are those set out in the Corporation’s audited consolidated financial statements for the year ended December 31, 2006 and unaudited consolidated financial statements for the nine months ended September 30, 2007. In the opinion of management, these Statements include all adjustments necessary for fair presentation in accordance with Canadian GAAP.

Management of Agrium has reviewed the accounting policies of UAP and believes that they are materially consistent with Agrium’s accounting policies except for certain reclassifications and balance sheet differences between U.S. GAAP and Canadian GAAP as set out in notes 4 and 6.

4.	Pro forma adjustments

The Acquisition will be accounted for using the purchase method of accounting. Accordingly, UAP’s assets and liabilities will be measured at their individual fair values on the date of acquisition and the difference between these fair values and the price paid for UAP will be recorded on the balance sheet as goodwill. The results of operations of UAP will be included in the consolidated financial statements of Agrium from the date of acquisition. Certain adjustments have been reflected in the Statements to illustrate the effects of purchase accounting. The

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

Statements account for the cost of the acquisition and allocation of proceeds as follows, according to management’s preliminary estimate:

Consideration
Cash consideration paid	2,146
Acquisition costs	28

2,174

Allocation of Consideration
Carrying value of net assets acquired excluding UAP pre-acquisition goodwill	238
Unallocated purchase price	1,936

2,174

In these Statements, management has not made a preliminary allocation to the fair value of the acquired assets and liabilities due to considerable uncertainty with respect to the measurement of the fair value amounts and related amortization period. Agrium expects that most of the unallocated purchase price will be allocated to goodwill and intangible assets, some of which are expected to be finite-lived and accordingly subject to amortization. The estimated impact for every U.S.$50 million of excess purchase price allocated to amortizing intangibles, assuming a 30 year amortization periods, would be increased amortization expense of U.S.$1.25 million for the nine months ended September 30, 2007 and U.S.$1.67 million for the year ended December 31, 2006, and a decrease in diluted earnings per share of U.S.$0.0049 per share for the nine months ended September 30, 2007 and U.S.$0.0066 per share for the year ended December 31, 2006.

Management expects that the actual amount assigned to the fair values of the assets and liabilities acquired could result in material changes to earnings in periods subsequent to the Acquisition.

The Statements incorporate the following adjustments:

Adjustments to the statement of operations

a.	Reclassification of the following to correspond with Agrium’s presentation:

(i)	Depreciation and amortization expense from cost of product sold and selling, general administrative and other expense reclassified to depreciation and amortization expense; and

(ii)	Finance related and other charges expense reclassified to other expense.

b.	Elimination of intercompany net sales between Agrium and UAP.

c.	Reduction of interest expense on UAP’s short-term debt repaid by Agrium.

d.	Reduction of interest expense on UAP’s long-term debt repaid by Agrium.

e.	Recognition of interest on long-term debt and bank indebtedness incurred by Agrium on a pro forma basis to fund the acquisition. The debt incurred by the Company bears interest at LIBOR plus 55 basis points. We have used a rate of 5.70% based on LIBOR in effect at December 4, 2007.

f.	Write-off of UAP’s deferred financing charges.

g.	Record amortization of Agrium’s debt issue costs.

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

h.	Recognition of income tax effect of pro forma adjustments.

i	The number of shares used to calculate earnings per share assumes the issuance of 19.7 million common shares in the Offering, which is based on the total public offering price of U.S.$1.25 billion divided by U.S.$63.49, which was the closing price of our common shares on the NYSE on December 7, 2007.

Adjustments to the balance sheet

j.	Recognition of cash, share capital, long-term debt and bank indebtedness, net of issue costs, from the Offering and related financing plan for the Acquisition.

k.	Record the purchase of the common shares of UAP and elimination of UAP’s equity and pre-acquisition goodwill.

l.	Record estimated acquisition costs.

m.	Recognition of the tax benefit of share issue costs resulting from the Offering.

n.	Record the repayment of UAP’s debt and write-off UAP’s deferred debt issuance costs.

5.	Unaudited constructed consolidated statement of operations of UAP for the thirty-nine weeks ended September 30, 2007

The unaudited constructed consolidated statement of operations of UAP for the thirty-nine weeks ended September 30, 2007 has been constructed by adding the unaudited consolidated statement of operations of UAP for the thirteen weeks ended February 25, 2007 and the unaudited consolidated statement of operations of UAP for the twenty-six weeks ended August 26, 2007. As a result, the results for the thirteen week period ended February 25, 2007 are included in both the pro forma financial statements of operations for the year ended December 31, 2006 and for the thirty nine week period ended September 30, 2007.

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

UAP Holding Corp.
Summarized Constructed Financial Statements

	Thirteen Weeks	Twenty-Six Weeks	Constructed Thirty-
	Ended February 25,	Ended August 26,	Nine Weeks Ended
	2007	2007	August 26, 2007

Net Sales	313	2,468	2,781
Cost of product	263	2,090	2,353

Gross profit	50	378	428
Expenses
Selling, general and administrative and other	52	159	211

Earnings (loss) before interest expense and income taxes	(2)	219	217
Interest on long-term debt	3	6	9
Other interest	6	13	19

Earnings (loss) before income taxes	(11)	200	189

Current income taxes (recovery)	(2)	81	79
Future income taxes (recovery)	(2)	(4)	(6)

Income taxes (recovery)	(4)	77	73

Net earnings (loss)	(7)	123	116

6.	Application of United States generally accepted accounting principles

The application of U.S. GAAP would have the following effect on the pro forma consolidated statements of operations:

	Pro Forma
	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006

Net earnings per pro forma statement of operations	357	26
Net earnings adjustments under U.S. GAAP(1)	(7)	9

Net earnings under U.S. GAAP	350	35
Earnings per share
Basic(2)	2.28	0.23
Diluted(2)	2.27	0.23

Notes:

(1)	These adjustments reflect those made in the September 30, 2007 and December 31, 2006 U.S. GAAP reconciliations of Agrium.

(2)	The number of shares used to calculate pro forma basic and diluted earnings per share assumes the issuance of 19.7 million common shares in the Offering, which is based on the total Offering price of U.S.$1.25 billion divided by U.S.$63.49, which was the closing price of our common shares on the NYSE on December 7, 2007.

AGRIUM INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
As at and for the Nine Months Ended September 30, 2007 and the Year Ended December 31, 2006
(Millions of U.S. Dollars)

The application of U.S. GAAP would have the following effect on the pro forma shareholders’ equity, as at September 30, 2007:

Pro forma shareholders’ equity, Canadian GAAP	$2,804
Funded status of defined benefit plans, net of tax	(43)
Other, net of tax	(16)

Pro forma shareholders’ equity, U.S. GAAP	$2,745

Note:

(1)	These adjustments are those reflected in the September 30, 2007 U.S. GAAP reconciliation of Agrium.